UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2003

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

                     CONSOLIDATED FINANCIAL STATEMENTS
                      AT SEPTEMBER 30 OF 2003 AND 2002
                            (Thousands of Pesos)
                                                                                          FINAL PRINTING
 REF                                                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                                FINANCIAL YEAR          FINANCIAL YEAR
                                                             -------------------     -------------------
  S                                                            AMOUNT       %            AMOUNT       %
--------------------------------------------------------------------------------------------------------
  1    TOTAL ASSETS                                          52,005,391    100         50,934,287    100

  2    CURRENT ASSETS                                        18,639,013     36         16,913,859     33
  3    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                9,687,242     19          7,188,432     14
  4    OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                3,303,319      6          3,625,835      7
  5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)              1,306,924      3          1,498,575      3
  6    INVENTORIES                                            3,968,706      8          4,142,810      8
  7    OTHER CURRENT ASSETS                                     372,822      1            458,207      1
  8    LONG-TERM                                              3,379,622      6          3,376,537      7
  9    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                        0      0              5,827      0
  10   INVESTMENT IN SHARES OF SUBSIDIARIES
       AND NON-CONSOLIDATED                                   3,179,319      6          3,210,606      6
  11   OTHER INVESTMENTS                                        200,303      0            160,104      0
  12   PROPERTY, PLANT AND EQUIPMENT                         15,324,578     29         15,684,181     31
  13   PROPERTY                                              11,950,635     23         11,946,216     23
  14   MACHINERY AND INDUSTRIAL                              10,388,132     20          9,956,852     20
  15   OTHER EQUIPMENT                                        2,394,309      5          2,183,335      4
  16   ACCUMULATED DEPRECIATION                              10,359,349     20          9,318,377     18
  17   CONSTRUCTION IN PROGRESS                                 950,851      2            916,155      2
  18   DEFERRED ASSETS (NET)                                  9,258,964     18          9,581,154     19
  19   OTHER ASSETS                                           5,403,214     10          5,378,556     11

  20   TOTAL LIABILITIES                                     28,800,241    100         27,476,232    100

  21   CURRENT LIABILITIES                                    3,862,905     13          5,058,764     18
  22   SUPPLIERS                                              1,956,596      7          2,216,022      8
  23   BANK LOANS                                               284,263      1            529,199      2
  24   STOCK MARKET LOANS                                             0      0            732,594      3
  25   TAXES TO BE PAID                                         273,044      1            241,832      1
  26   OTHER CURRENT LIABILITIES                              1,349,002      5          1,339,117      5
  27   LONG-TERM LIABILITIES                                 15,394,119     53         14,274,881     52
  28   BANK LOANS                                             2,055,521      7          1,487,204      5
  29   STOCK MARKET LOANS                                    12,444,653     43         12,147,468     44
  30   OTHER LOANS                                              893,945      3            640,209      2
  31   DEFERRED LOANS                                         7,709,203     27          6,909,862     25
  32   OTHER LIABILITIES                                      1,834,014      6          1,232,725      4

  33   CONSOLIDATED STOCKHOLDERS' EQUITY                     23,205,150    100         23,458,055    100

  34   MINORITY INTEREST                                      1,186,895      5          1,125,255      5
  35   MAJORITY INTEREST                                     22,018,255     95         22,332,800     95
  36   CONTRIBUTED CAPITAL                                    7,698,646     33          7,760,076     33
  37   PAID-IN CAPITAL STOCK (NOMINAL)                        1,498,196      6          1,512,301      6
  38   RESTATEMENT OF PAID-IN CAPITAL STOCK                   5,979,005     26          6,026,330     26
  39   PREMIUM ON SALES OF SHARES                               221,445      1            221,445      1
  40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                     0      0                  0      0
  41   CAPITAL INCREASE (DECREASE)                           14,319,609     62         14,572,724     62
  42   RETAINED EARNINGS AND CAPITAL RESERVE                 12,595,026     54         11,946,023     51
  43   REPURCHASE FUNDS OF SHARES                             5,219,102     22          5,643,964     24
  44   EXCESS (SHORTFALL) IN RESTATEMENT OF
       STOCKHOLDERS' EQUITY                                  (5,711,541)   (25)        (4,731,542)   (20)
  45   NET INCOME FOR THE YEAR                                2,217,022     10          1,714,279      7



                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

                     CONSOLIDATED FINANCIAL STATEMENTS
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                          FINAL PRINTING
 REF                                                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                                FINANCIAL YEAR          FINANCIAL YEAR
                                                             -------------------     -------------------
  S                                                            AMOUNT       %            AMOUNT       %
--------------------------------------------------------------------------------------------------------
  3    CASH AND SHORT-TERM INVESTMENTS                        9,687,242    100          7,188,432    100
  46   CASH                                                     245,517      3            578,392      8
  47   SHORT-TERM INVESTMENTS                                 9,441,725     97          6,610,040     92

  18   DEFERRED ASSETS (NET)                                  9,258,964    100          9,581,154    100
  48   AMORTIZED OR REDEEMED EXPENSES                         1,581,439     17          1,931,371     20
  49   GOODWILL                                               7,677,525     83          7,649,783     80
  50   DEFERRED TAXES                                                 0      0                  0      0
  51   OTHERS                                                         0      0                  0      0

  21   CURRENT LIABILITIES                                    3,862,905    100          5,058,764    100
  52   FOREIGN CURRENCY LIABILITIES                           2,036,095     53          3,039,094     60
  53   MEXICAN PESOS LIABILITIES                              1,826,810     47          2,019,670     40

  24   STOCK MARKET LOANS                                             0      0            732,594    100
  54   COMMERCIAL PAPER                                               0      0            732,594    100
  55   CURRENT MATURITIES OF MEDIUM-TERM NOTES                        0      0                  0      0
  56   CURRENT MATURITIES OF BONDS                                    0      0                  0      0

  26   OTHER CURRENT LIABILITIES                              1,349,002    100          1,339,117    100
  57   OTHER CURRENT LIABILITIES WITH COST                            0      0             14,382      1
  58   OTHER CURRENT LIABILITIES WITHOUT COST                 1,349,002    100          1,324,735     99

  27   LONG-TERM LIABILITIES                                 15,394,119    100         14,274,881    100
  59   FOREIGN CURRENCY LIABILITIES                          10,845,522     70         10,172,174     71
  60   MEXICAN PESOS LIABILITIES                              4,548,597     30          4,102,707     29

  29   STOCK MARKET LOANS                                    12,444,653    100         12,147,468    100
  61   BONDS                                                 12,444,653    100         12,147,468    100
  62   MEDIUM TERM NOTES                                              0      0                  0      0

  30   OTHER LOANS                                              893,945    100            640,209    100
  63   OTHER LOANS WITH COST                                          0      0                  0      0
  64   OTHER LOANS WITHOUT COST                                 893,945    100            640,209    100

  31   DEFERRED LOANS                                         7,709,203    100          6,909,862    100
  65   NEGATIVE GOODWILL                                              0      0                  0      0
  66   DEFERRED TAXES                                         1,296,476     17          2,030,074     29
  67   OTHERS                                                 6,412,727     83          4,879,788     71

  32   OTHER LIABILITIES                                      1,834,014    100          1,232,725    100
  68   RESERVES                                                 159,460      9             71,300      6
  69   OTHERS LIABILITIES                                     1,674,554     91          1,161,425     94

  44   EXCESS (SHORTFALL) IN RESTATEMENT OF                  (5,711,541)   100         (4,731,542)   100
       STOCKHOLDERS' EQUITY
  70   ACCUMULATED INCOME DUE TO MONETARY POSITION              (29,501)    (1)           (29,501)    (1)
  71   INCOME FROM NON-MONETARY POSITION ASSETS              (5,682,040)   (99)        (4,702,041)   (99)


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

                      CONSOLIDATED FINANCIAL STATEMENTS
                               OTHER CONCEPTS
                            (Thousands of Pesos)
                                                                                      FINAL PRINTING
 REF                                                     QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                           FINANCIAL YEAR           FINANCIAL YEAR
                                                        -------------------     --------------------
  S                                                            AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------
  72   WORKING CAPITAL                                       14,776,108                11,855,095
  73   PENSIONS FUND AND SENIORITY PREMIUMS                     883,448                   603,834
  74   EXECUTIVES (*)                                                36                        36
  75   EMPLOYERS (*)                                             12,377                    12,721
  76   WORKERS (*)                                                    0                         0
  77   CIRCULATION SHARES (*)                             8,767,126,225             8,849,664,574
  78   REPURCHASED SHARES (*)                               332,785,180               283,378,543

  (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.


                     CONSOLIDATED STATEMENTS OF INCOME
               FROM JANUARY 1 TO SEPTEMBER 30, 2003 AND 2002
                            (Thousands of Pesos)
                                                                                          FINAL PRINTING
 REF                                                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                                FINANCIAL YEAR          FINANCIAL YEAR
                                                             -------------------     -------------------
  R                                                            AMOUNT       %            AMOUNT       %
--------------------------------------------------------------------------------------------------------
   1    NET SALES                                            16,272,266    100         15,546,372    100
   2    COST OF SALES                                         9,771,207     60          9,825,925     63
   3    GROSS INCOME                                          6,501,059     40          5,720,447     37
   4    OPERATING                                             2,487,517     15          2,586,084     17
   5    OPERATING INCOME                                      4,013,542     25          3,134,363     20
   6    TOTAL FINANCING COST                                    393,506      2            503,619      3
   7    INCOME AFTER FINANCING COST                           3,620,036     22          2,630,744     17
   8    OTHER FINANCIAL OPERATIONS                              353,863      2          1,302,395      8
   9    INCOME BEFORE TAXES AND WORKERS' PROFIT
        SHARING                                               3,266,173     20          1,328,349      9
  10    RESERVE FOR TAXES AND WORKERS' PROFIT
        SHARING                                                 750,055      5            180,203      1
  11    NET INCOME AFTER TAXES AND WORKERS' PROFIT
        SHARING                                               2,516,118     15          1,148,146      7
  12    SHARE IN NET INCOME OF SUBSIDIARIES AND
        NON-CONSOLIDATED ASSOCIATES                            (303,703)    (2)          (527,697)    (3)
  13    CONSOLIDATED NET INCOME OF CONTINUOUS
        OPERATIONS                                            2,212,415     14            620,449      4
  14    INCOME OF DISCONTINUOUS OPERATIONS                            0      0         (1,125,635)    (7)
  15    CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                                   2,212,415     14          1,746,084     11
  16    EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                     0      0                  0      0
  17    NET EFFECT AT THE BEGINNING OF THE YEAR BY
        CHANGES IN ACCOUNTING PRINCIPLES                              0      0                  0      0
  18    NET CONSOLIDATED INCOME                               2,212,415     14          1,746,084     11
  19    NET INCOME OF MINORITY INTEREST                          (4,607)    (0)            31,805      0
  20    NET INCOME OF MAJORITY INTEREST                       2,217,022     14          1,714,279     11




                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.


                     CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                          FINAL PRINTING
 REF                                                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                                FINANCIAL YEAR          FINANCIAL YEAR
                                                             -------------------     -------------------
  R                                                            AMOUNT       %            AMOUNT       %
--------------------------------------------------------------------------------------------------------
   1   NET SALES                                             16,272,266    100         15,546,372    100
  21   DOMESTIC                                              13,340,818     82         13,094,275     84
  22   FOREIGN                                                2,931,448     18          2,452,097     16
  23   TRANSLATED INTO DOLLARS (***)                            266,302      2            230,441      1

   6   TOTAL FINANCING COST                                     393,506    100            503,619    100
  24   INTEREST PAID                                            901,434    229            897,175    178
  25   EXCHANGE LOSSES                                          700,388    178            954,906    190
  26   INTEREST EARNED                                          514,339    131            471,458     94
  27   EXCHANGE PROFITS                                         806,986    205          1,122,195    223
  28   GAIN DUE TO MONETARY POSITION                             36,117      9            117,130     23
  42   LOSS ON RESTATEMENT OF UDI'S                              76,892     20            128,061     25
  43   GAIN ON RESTATEMENT OF UDI'S                                   0      0                  0      0

   8   OTHER FINANCIAL OPERATIONS                               353,863    100          1,302,395    100
  29   OTHER NET EXPENSES (INCOME) NET                          353,863    100          1,302,395    100
  30   (PROFIT) LOSS ON SALE OF OWN SHARES                            0      0                  0      0
  31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                0      0                  0      0

  10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING            750,055    100            180,203    100
  32   INCOME TAX                                               745,973     99            637,165    354
  33   DEFERRED INCOME TAX                                         (106)    (0)          (478,403)  (265)
  34   WORKERS' PROFIT SHARING                                    4,188      1             21,441     12
  35   DEFERRED WORKERS' PROFIT SHARING                               0      0                  0      0

  (***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

                     CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                            (Thousands of Pesos)
                                                                                      FINAL PRINTING
 REF                                                     QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                           FINANCIAL YEAR           FINANCIAL YEAR
                                                        -------------------    ---------------------
  R                                                            AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------
  36   TOTAL SALES                                          17,646,333                16,899,256
  37   NET INCOME OF THE YEAR                                  690,206                  (990,172)
  38   NET SALES (**)                                       22,781,889                21,669,071
  39   OPERATION INCOME (**)                                 5,636,653                 4,658,632
  40   NET INCOME OF MAJORITY INTEREST (**)                  1,257,579                 2,690,306
  41   NET CONSOLIDATED INCOME (**)                          1,150,748                 2,674,229

  (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                 FROM JULY 1 TO SEPTEMBER 30, 2003 AND 2002
                            (Thousands of Pesos)
                                                                                          FINAL PRINTING
 REF                                                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                                FINANCIAL YEAR          FINANCIAL YEAR
                                                             -------------------     -------------------
  R                                                            AMOUNT       %            AMOUNT       %
--------------------------------------------------------------------------------------------------------
   1   NET SALES                                             5,626,083    100          5,443,990    100
   2   COST OF SALES                                         3,406,452     61          3,366,513     62
   3   GROSS INCOME                                          2,219,631     39          2,077,477     38
   4   OPERATING                                               783,547     14            873,590     16
   5   OPERATING INCOME                                      1,436,084     26          1,203,887     22
   6   TOTAL FINANCING COST                                     36,265      1            122,950      2
   7   INCOME AFTER FINANCING COST                           1,399,819     25          1,080,937     20
   8   OTHER FINANCIAL OPERATIONS                              244,620      4            378,435      7
   9   INCOME BEFORE TAXES AND WORKERS' PROFIT
       SHARING                                               1,155,199     21            702,502     13
  10   RESERVE FOR TAXES AND WORKERS' PROFIT
       SHARING                                                 155,869      3            167,938      3
  11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
       SHARING                                                 999,330     18            534,564     10
  12   SHARE IN NET INCOME OF SUBSIDIARIES AND
       NON-CONSOLIDATED ASSOCIATES                            (310,310)    (6)          (133,060)    (2)
  13   CONSOLIDATED NET INCOME OF CONTINUOUS
       OPERATIONS                                              689,020     12            401,504      7
  14   INCOME OF DISCONTINUOUS OPERATIONS                            0      0            (10,890)    (0)
  15   CONSOLIDATED NET INCOME BEFORE
       EXTRAORDINARY ITEMS                                     689,020     12            412,394      8
  16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                     0      0                  0      0
  17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
       CHANGES IN ACCOUNTING PRINCIPLES                              0      0                  0      0
  18   NET CONSOLIDATED INCOME                                 689,020     12            412,394      8
  19   NET INCOME OF MINORITY INTEREST                           2,996      0             18,867      0
  20   NET INCOME OF MAJORITY INTEREST                         686,024     12            393,527      7



                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)

                                                                                          FINAL PRINTING
 REF                                                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                                FINANCIAL YEAR          FINANCIAL YEAR
                                                             -------------------     -------------------
  R                                                            AMOUNT       %            AMOUNT       %
--------------------------------------------------------------------------------------------------------
   1   NET SALES                                             5,626,083      100         5,443,990    100
  21   DOMESTIC                                              4,534,670       81         4,548,090     84
  22   FOREIGN                                               1,091,413       19           895,900     16
  23   TRANSLATED INTO DOLLARS (***)                            91,840        2            82,074      2

   6   TOTAL FINANCING COST                                     36,265      100           122,950    100
  24   INTEREST PAID                                           294,358      812           315,658    257
  25   EXCHANGE LOSSES                                         325,730      898           214,025    174
  26   INTEREST EARNED                                         155,773      430           145,617    118
  27   EXCHANGE PROFITS                                        440,047    1,213           281,432    229
  28   GAIN DUE TO MONETARY POSITION                           (14,298)     (39)          (22,755)   (19)
  42   LOSS ON RESTATEMENT OF UDI'S                             26,295       73            43,071     35
  43   GAIN ON RESTATEMENT OF UDI'S                                  0        0                 0      0

   8   OTHER FINANCIAL OPERATIONS                              244,620      100           378,435    100
  29   OTHER NET EXPENSES (INCOME) NET                         244,620      100           378,435    100
  30   (PROFIT) LOSS ON SALE OF OWN SHARES                           0        0                 0      0
  31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS               0        0                 0      0

  10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING           155,869      100           167,938    100
  32   INCOME TAX                                              (72,293)     (46)          118,165     70
  33   DEFERRED INCOME TAX                                     227,087      146            43,754     26
  34   WORKERS' PROFIT SHARING                                   1,075        1             6,019      4
  35   DEFERRED WORKERS' PROFIT SHARING                              0        0                 0      0

  (***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
               FROM JANUARY 1 TO SEPTEMBER 30, 2003 AND 2002
                            (Thousands of Pesos)

                                                                                          FINAL PRINTING
  REF                                                    QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                           FINANCIAL YEAR           FINANCIAL YEAR
                                                        -------------------     ----------------------
  C                                                            AMOUNT                    AMOUNT
------------------------------------------------------------------------------------------------------
   1   CONSOLIDATED NET INCOME                               2,212,415                 1,746,084
   2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
        REQUIRE USING CASH                                   1,649,189                   711,928
   3   CASH FLOW FROM NET INCOME OF THE YEAR                 3,861,604                 2,458,012
   4   CASH FLOW FROM CHANGE IN WORKING CAPITAL               (671,757)                 (308,467)
   5   CASH GENERATED (USED) IN OPERATING ACTIVITIES         3,189,847                 2,149,545
   6   CASH FLOW FROM EXTERNAL FINANCING                       (92,854)                1,234,877
   7   CASH FLOW FROM INTERNAL FINANCING                    (1,024,237)                  (31,876)
   8   CASH FLOW GENERATED (USED) BY FINANCING              (1,117,091)                1,203,001
   9   CASH FLOW GENERATED (USED) IN INVESTMENT
       ACTIVITIES                                           (1,374,772)               (2,246,882)
  10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
       INVESTMENTS                                             697,984                 1,105,664
  11   CASH AND SHORT-TERM INVESTMENTS AT THE
       BEGINNING OF PERIOD                                   8,989,258                 6,082,768
  12   CASH AND SHORT-TERM INVESTMENTS AT THE END
        OF PERIOD                                             9,687,242                 7,188,432


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)

                                                                                          FINAL PRINTING
  REF                                                    QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                           FINANCIAL YEAR           FINANCIAL YEAR
                                                        -------------------     ----------------------
  C                                                            AMOUNT                    AMOUNT
------------------------------------------------------------------------------------------------------
   2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH                                     1,649,189                   711,928
  13   DEPRECIATION AND AMORTIZATION FOR THE YEAR             1,153,526                 1,098,121
  14    + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
       AND SENIORITY PREMIUMS
  15    + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
  16    + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
       ACTUALIZATION
  17    + (-) OTHER ITEMS                                       190,597                   275,126
  40    + (-) OTHER NON - EBITDA ITEMS                          305,066                  (661,319)

   4   CASH FLOW FROM CHANGE IN WORKING CAPITAL                (671,757)                 (308,467)
  18    + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE    6,291,156                 5,581,353
  19    + (-) DECREASE (INCREASE) IN INVENTORIES                (27,350)                  (72,365)
  20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
       RECEIVABLE                                                 7,152                   266,662
  21    + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT          (323,256)                   84,446
  22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES       (6,619,459)               (6,168,563)

   6   CASH FLOW FROM EXTERNAL FINANCING                        (92,854)                1,234,877
  23    + SHORT-TERM BANK AND STOCK MARKET FINANCING                                      926,803
  24    + LONG-TERM BANK AND STOCK MARKET FINANCING           1,154,959                 3,212,815
  25    + DIVIDEND RECEIVED
  26    + OTHER FINANCING
  27    (-) BANK FINANCING AMORTIZATION                        (228,144)               (2,908,940)
  28    (-) STOCK MARKET AMORTIZATION                          (720,415)
  29    (-) OTHER FINANCING AMORTIZATION                       (299,254)                    4,199

   7   CASH FLOW FROM INTERNAL FINANCING                     (1,024,237)                  (31,876)
  30    + (-) INCREASE (DECREASE) IN CAPITAL STOCKS            (461,564)                  (31,876)
  31    (-) DIVIDENDS PAID                                     (562,673)
  32    + PREMIUM ON SALE OF SHARES
  33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES

   9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
       ACTIVITIES                                            (1,374,772)               (2,246,882)
  34    + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
       OF A PERMANENT NATURE                                   (486,685)               (1,843,038)
  35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT       (585,975)               (1,131,796)
  36    (-) INCREASE IN CONSTRUCTIONS IN PROGRESS
  37    + SALE OF OTHER PERMANENT INVESTMENTS
  38    + SALE OF TANGIBLE FIXED ASSETS                         219,102                   127,841
  39    + (-) OTHER ITEMS                                      (521,214)                  600,111


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.


                                   RATIOS
                                CONSOLIDATED
                                                                                         FINAL PRINTING
  REF                                                      QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                             FINANCIAL YEAR           FINANCIAL YEAR
  P
------------------------------------------------------------------------------------------------------
       YIELD
   1   NET INCOME TO NET SALES                                13.60      %             11.23      %
   2   NET INCOME TO STOCKHOLDERS' EQUITY (**)                 5.71      %             12.05      %
   3   NET INCOME TO TOTAL ASSETS (**)                         2.21      %              5.25      %
   4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME              0.00      %              0.00      %
   5   INCOME DUE TO MONETARY POSITION TO NET INCOME          (1.63)     %             (6.71)     %

       ACTIVITY
   6   NET SALES TO NET ASSETS (**)                            0.44  times              0.43  times
   7   NET SALES TO FIXED ASSETS (**)                          1.49  times              1.38  times
   8   INVENTORIES ROTATION (**)                               3.44  times              3.25  times
   9   ACCOUNTS RECEIVABLE IN DAYS OF SALES                      48  days                 55  days
  10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)       8.20      %              7.66      %

       LEVERAGE
  11   TOTAL LIABILITIES TO TOTAL ASSETS                      55.38      %             53.94      %
  12   TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY               1.24  times              1.17  times
  13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES      44.73      %             48.08      %
  14   LONG-TERM LIABILITIES TO FIXED ASSETS                 100.45      %             91.01      %
  15   OPERATING INCOME TO INTEREST PAID                       4.45  times              3.49  times
  16   NET SALES TO TOTAL LIABILITIES (**)                     0.79  times              0.79  times

       LIQUIDITY
  17   CURRENT ASSETS TO CURRENT LIABILITIES                   4.83  times              3.34  times
  18   CURRENT ASSETS LESS INVENTORY TO CURRENT
       LIABILITIES                                             3.80  times              2.52  times
  19   CURRENT ASSETS TO TOTAL LIABILITIES                     0.65  times              0.62  times
  20   AVAILABLE ASSETS TO CURRENT LIABILITIES               250.78      %            142.10      %

       CASH FLOW
  21   CASH FLOW FROM NET INCOME TO NET SALES                 23.73      %             15.81      %
  22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
       TO NET SALES                                           (4.13)     %             (1.98)     %
  23   CASH GENERATED (USED) IN OPERATING TO
       INTEREST PAID                                           3.54  times              2.40  times
  24   EXTERNAL FINANCING TO CASH GENERATED (USED)
       IN FINANCING                                            8.31      %            102.65      %
  25   INTERNAL FINANCING TO CASH GENERATED (USED)
       IN FINANCING                                           91.69      %             (2.65)     %
  26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
       TO CASH GENERATED (USED) IN INVESTMENT
       ACTIVITIES                                             42.62      %             50.37      %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3        YEAR: 2003
GRUPO TELEVISA, S.A.


                               DATA PER SHARE
                     CONSOLIDATED FINANCIAL STATEMENT
                                                                                          FINAL PRINTING
  REF                                                    QUARTER OF PRESENT      QUARTER OF PREVIOUS
                        CONCEPTS                           FINANCIAL YEAR           FINANCIAL YEAR
                                                        ---------------------   ----------------------
  D                                                            AMOUNT                    AMOUNT
------------------------------------------------------------------------------------------------------
   1   BASIC PROFIT PER ORDINARY SHARE (**)                $      .14               $      .30
   2   BASIC PROFIT PER PREFERRED SHARE (**)               $      .14               $      .31
   3   DILUTED PROFIT PER ORDINARY SHARE (**)              $      .00               $      .00
   4   CONTINUOUS OPERATING PROFIT PER COMUN
       SHARE (**)                                          $      .13               $      .17
   5   EFFECT OF DISCONTINUOUS OPERATING ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)          $      .00               $      .13
   6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)          $      .00               $      .00
   7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)          $      .00               $      .00
   8   CARRYING VALUE PER SHARE                            $     2.51               $     2.52
   9   CASH DIVIDEND ACUMULATED PER SHARE                  $      .00               $      .00
  10   DIVIDEND IN SHARES PER SHARE                               .00  shares              .00  shares
  11   MARKET PRICE TO CARRYING VALUE                            2.66  times              1.71  times
  12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                               46.87  times             14.21  times
  13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
       SHARE (**)                                               46.57  times             14.09  times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3       YEAR: 2003
GRUPO TELEVISA, S.A.

                        FINANCIAL STATEMENT NOTES(1)

                                                                 CONSOLIDATED
                                                               FINAL PRINTING
-----------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE THIRD QUARTER OF 2003, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.52,332, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).






------------------------------------------------------------------------------

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL
STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER
CONCEPTS.

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3       YEAR: 2003
GRUPO TELEVISA, S.A.

                                                                  CONSOLIDATED
                                                                FINAL PRINTING

                INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                       CHARACTERISTICS OF THE SHARES

                                                                                                            CAPITAL STOCK
                                                         NUMBER OF SHARES                                (Thousands of Pesos)
                                   -------------------------------------------------------------------------------------------
           NOMINAL        VALID          FIXED         VARIABLE
SERIES      VALUE         COUPON        PORTION         PORTION         MEXICAN      SUBSCRIPTION        FIXED       VARIABLE
------------------------------------------------------------------------------------------------------------------------------
A                           -        4,452,710,141                   4,452,710,141                       760,914
D                           -        2,157,208,042                                   2,157,208,042       368,641
L                           -        2,157,208,042                   2,157,208,042                       368,641
TOTAL                       -        8,767,126,225         -         6,609,918,183   2,157,208,042     1,498,196         -
------------------------------------------------------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
               8,767,126,225
SHARES PROPORTION BY :

CPO's :    THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :    TWENTY CPO's


                           REPURCHASED OWN SHARES

                   NUMBER OF                 MARKET VALUE OF THE SHARE
    SERIES           SHARES            AT REPURCHASE               AT QUARTER
    -------------------------------------------------------------------------
       A          126,989,072             6.35603                   6.71305
       D          102,898,054             6.35603                   6.71305
       L          102,898,054             6.35603                   6.71305

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3       YEAR: 2003
GRUPO TELEVISA, S.A.                                              CONSOLIDATED
                                                                FINAL PRINTING
------------------------------------------------------------------------------
THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                               9,099,911,405
REPURCHASED                                           (332,785,180)
                                                     -------------
OUTSTANDING                                          8,767,126,225
                                                     =============



THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.             189,345,300
SHARES ACQUIRED BY TELEVISA COMERCIAL, S.A. DE C.V.    496,750,068
SHARES ACQUIRED BY TELESPECIALIDADES, S.A. DE C.V.       4,773,849
RESALE OF SHARES                                           (30,000)
CANCELATION OF SHARES                                 (343,054,037)
STOCK OPTION PLAN                                      (15,000,000)
                                                      ------------
                                                       332,785,180
                                                      ============

NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
      AT QUARTER ARE HISTORICAL.

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.






 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT WHICH IS INCLUDED IN THIS QUARTERLY REPORT, AND, BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY OMITTED OR UNTRUE STATEMENT OF A MATERIAL FACT IN THIS QUARTERLY REPORT, OR ANY STATEMENT MADE IN THIS REPORT WHICH INCLUDES MISLEADING INFORMATION.






/s/ Emilio Azcarrage Jean             /a/ Alfonso de Angoitia Noriega
-------------------------------       ----------------------------------
    EMILIO AZCARRAGA JEAN                 ALFONSO DE ANGOITIA NORIEGA
PRESIDENT AND CHIEF EXECUTIVE               EXECUTIVE VICE PRESIDENT
           OFFICER                        AND CHIEF FINANCIAL OFFICER



                       MEXICO, D.F., OCTOBER 22, 2003

GENERAL DATA OF ISSUER
--------------------------------------------------------------------------------
COMPANY'S NAME:              GRUPO TELEVISA, S.A.
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-20-00
FAX:                         5261-24-94
INTERNET ADDRESS:            www.televisa.com.mx

TAX DATA OF THE ISSUER
--------------------------------------------------------------------------------
COMPANY TAX CODE:            GTE901219GK3
ADDRESS:                     AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

--------------------------------------------------------------------------------
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx

EXECUTIVES DATA
--------------------------------------------------------------------------------
BMV POSITION:                CHAIRMAN OF THE BOARD
POSITION:                    CHAIRMAN OF THE BOARD
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                GENERAL DIRECTOR
POSITION:                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                        SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                     AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                DOCTORES
ZIP CODE:                    06724
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5709-42-89
FAX:                         5709-39-88
E-MAIL:                      emilio@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                FINANCE DIRECTOR
POSITION:                    EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
                              OFFICER
NAME:                        LIC. ALFONSO DE ANGOITIA NORIEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-52
FAX:                         5261-24-54
E-MAIL:                      aangoitia@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                              THROUGH EMISNET
POSITION:                    DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                        C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-77
FAX:                         5261-20-43
E-MAIL:                      rglima@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING SHARE REPURCHASE
                              INFORMATION THROUGH EMISNET
POSITION:                    VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                        LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-58
FAX:                         5261-25-24
E-MAIL:                      apenna@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR LEGAL MATTERS
POSITION:                    VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                              GRUPO TELEVISA
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                    SECRETARY OF THE BOARD OF DIRECTORS
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                    EXTERNAL GENERAL COUNSEL
NAME:                        LIC. RICARDO MALDONADO YANEZ
ADDRESS:                     MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                LOMAS DE CHAPULTEPEC
ZIP CODE:                    11000
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5201-74-47
FAX:                         5520-10-65
E-MAIL:                      rmaldonado@macf.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:                    SECRETARY OF THE BOARD OF DIRECTORS
NAME:                        LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-25-85
FAX:                         5261-25-46
E-MAIL:                      jmijares@televisa.com.mx

--------------------------------------------------------------------------------

BMV POSITION:                RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH
                              EMISNET
POSITION:                    DIRECTOR OF INVESTOR RELATIONS
NAME:                        LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                     AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                SANTA FE
ZIP CODE:                    01210
CITY AND STATE:              MEXICO, D.F.
TELEPHONE:                   5261-24-46
FAX:                         5261-24-94
E-MAIL:                      mboyance@televisa.com.mx

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

--------------------------------------------------------------------------------

POSITION :     PRESIDENT(S)

NAME :         EMILIO FERNANDO AZCARRAGA JEAN

--------------------------------------------------------------------------------
POSITION :     VICE PRESIDENT(S)

NAME :         MARIA ASUNCION ARAMBURUZABALA LARREGUI

--------------------------------------------------------------------------------
POSITION :     DIRECTOR (S)

NAME :         PEDRO ASPE ARMELLA
NAME :         JULIO BARBA HURTADO
NAME :         JOSE ANTONIO BASTON PATINO
NAME :         ANA PATRICIA BOTIN O'SHEA
NAME :         MANUEL JORGE CUTILLAS COVANI
NAME :         ALFONSO DE ANGOITIA NORIEGA
NAME :         CARLOS FERNANDEZ GONZALEZ
NAME :         BERNARDO GOMEZ MARTINEZ
NAME :         CLAUDIO X. GOZALEZ LAPORTE
NAME :         ROBERTO HERNANDEZ RAMIREZ
NAME :         ENRIQUE KRAUZE KLEINBORT
NAME :         GERMAN LARREA MOTA VELAZCO
NAME :         GILBERTO PEREZALONSO CIFUENTES
NAME :         ALEJANDRO QUINTERO INIGUEZ
NAME :         FERNANDO SENDEROS MESTRE
NAME :         ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :         LORENZO H. ZAMBRANO TREVINO


--------------------------------------------------------------------------------
POSITION :     ALTERNATE DIRECTOR (S)

NAME :         HERBERT ALLEN III
NAME :         JUAN PABLO ANDRADE FRICH
NAME :         LUCRECIA ARAMBURUZABALA LARREGUI
NAME :         FELIX ARAUJO RAMIREZ
NAME :         MAXIMILIANO ARTEAGA CARLEBACH
NAME :         JOAQUIN BALCARCEL SANTA CRUZ
NAME :         JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :         RAFAEL CARABIAS PRINCIPE
NAME :         FRANCISCO JOSE CHEVEZ ROBELO
NAME :         JOSE LUIS FERNANDEZ FERNANDEZ
NAME :         SALVI FOLCH VIADERO
NAME :         LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :         JOSE ANTONIO LARA DEL OLMO
NAME :         JORGE LUTTEROTH ECHEGOYEN
NAME :         ALBERTO MONTIEL CASTELLANOS
NAME :         RAUL MORALES MEDRANO
NAME :         ALEXANDRE MOREIRA PENNA DA SILVA
NAME :         GUILLERMO NAVA GOMEZ-TAGLE

--------------------------------------------------------------------------------
POSITION :     STATUTORY AUDITOR (S)

NAME :         MARIO SALAZAR ERDMANN

--------------------------------------------------------------------------------
POSITION :     ALTERNATE STATUTORY AUDITOR (S)

NAME :         JOSE MIGUEL ARRIETA MENDEZ

--------------------------------------------------------------------------------
POSITION :     SECRETARY (IES) OF THE BOARD

NAME :         JUAN SEBASTIAN MIJARES ORTEGA

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                          QUARTER: 3    YEAR:  2003
GRUPO TELEVISA, S.A.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

                                 ANNEX 1
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
MEXICO CITY, D.F., OCTOBER 22, 2003 -- GRUPO TELEVISA,  S.A. (NYSE:TV; BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE THIRD QUARTER OF 2003. THE RESULTS, ARE IN MILLIONS OF MEXICAN PESOS, HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED TO PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2003.


NET SALES

NET SALES INCREASED 3.3% TO PS.5,626.1 MILLION IN THE THIRD QUARTER OF 2003 FROM PS.5,444.0 MILLION IN THE THIRD QUARTER OF 2002.

THE 3.3% INCREASE IN NET SALES WAS ATTRIBUTABLE TO SEVERAL FACTORS: I) 5.7% REVENUE GROWTH IN THE TELEVISION BROADCASTING SEGMENT; II) 19.8% REVENUE INCREASE IN THE PUBLISHING DISTRIBUTION SEGMENT; III) 64.4% INCREASE IN RADIO SALES; IV) 11.2% SALES INCREASE IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT; V) 6.4% INCREASE IN THE PROGRAMMING LICENSING SEGMENT REVENUES; AND VI) 3.7% SALES INCREASE IN THE PUBLISHING SEGMENT. THESE INCREASES WERE PARTIALLY OFFSET BY A 14.0% REVENUE REDUCTION IN THE CABLE TELEVISION SEGMENT AND A 28.6% SALES DECREASE IN THE OTHER BUSINESSES SEGMENT.

EBITDA

EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.

EBITDA INCREASED 15.9% TO PS.1,832.8 MILLION FROM PS.1,581.3 MILLION REPORTED IN THE SAME PERIOD OF 2002, A RECORD FOR ANY THIRD QUARTER IN THE COMPANY'S HISTORY AND THE SECOND CONSECUTIVE QUARTER IN WHICH THE COMPANY REPORTED RECORD EBITDA. CONSOLIDATED EBITDA MARGIN INCREASED TO 32.6% FROM 29.0% IN THE SAME PERIOD OF 2002, REFLECTING EBITDA GROWTH IN MOST OF OUR BUSINESS SEGMENTS, INCLUDING TELEVISION BROADCASTING, PROGRAMMING LICENSING, RADIO, PUBLISHING AND PROGRAMMING FOR PAY TELEVISION, PARTIALLY OFFSET BY EBITDA DECLINES IN THE OTHER BUSINESSES, CABLE TELEVISION AND PUBLISHING DISTRIBUTION SEGMENTS. IN ADDITION, OPERATING INCOME INCREASED 19.3% TO PS.1,436.1 MILLION IN THE THIRD QUARTER OF 2003 FROM PS.1,203.9 MILLION REPORTED IN THE SAME PERIOD OF 2002, REFLECTING HIGHER SALES AND REDUCTIONS OF 1.9% IN COST OF SALES AND 1.4% IN OPERATING EXPENSES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.396.7 MILLION AND PS.377.4 MILLION IN THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY.

NET INCOME

NET INCOME INCREASED TO PS.686.0 MILLION IN THE THIRD QUARTER OF 2003 COMPARED WITH PS.393.5 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THE NET INCREASE OF PS.292.5 MILLION, OR 74.3%, REFLECTED A PS.232.2 MILLION INCREASE IN OPERATING INCOME; A PS.86.7 MILLION DECREASE IN INTEGRAL COST OF FINANCING; A PS.79.3 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; A PS.54.5 MILLION DECREASE IN OTHER EXPENSE-NET; AND A PS.12.0 MILLION DECREASE IN INCOME TAXES. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY A PS.177.2 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES.

RESULTS BY BUSINESS SEGMENTS

TELEVISION BROADCASTING

THE 5.7% SALES INCREASE IN THE TELEVISION BROADCASTING SEGMENT (PS.3,687.6 MILLION AND PS.3,488.3 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), WAS MAINLY ATTRIBUTABLE TO TWO FACTORS: I) AN INCREASE IN ADVERTISING TIME SOLD; AND II) AN INCREASE OF 11.9% IN LOCAL SALES, DRIVEN MAINLY BY CHANNEL 4TV.

TELEVISION BROADCASTING EBITDA INCREASED 13.6% TO AN UNPRECEDENTED THIRD QUARTER EBITDA OF PS.1,586.7 MILLION IN THE THIRD QUARTER OF 2003 FROM PS.1,396.2 MILLION REPORTED IN THE SAME PERIOD OF 2002. THIS GROWTH WAS ACHIEVED THROUGH HIGHER SALES AND A SLIGHT DECREASE IN COST OF SALES, PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES. IN ADDITION, OPERATING INCOME ROSE 16.9% (PS.1,345.9 MILLION AND PS.1,151.5 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO A 1.6% REDUCTION IN DEPRECIATION AND AMORTIZATION COSTS.

PROGRAMMING FOR PAY TELEVISION

THE 11.2% INCREASE IN SALES FOR PROGRAMMING FOR PAY TELEVISION (PS.174.9 MILLION AND PS.157.3 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), RESULTED FROM BOTH HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO AND HIGHER ADVERTISING SALES IN MEXICO.

OPERATING INCOME CLIMBED 72.5% (PS.40.7 MILLION AND PS.23.6 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER SALES, LOWER OPERATING EXPENSES PRIMARILY REFLECTING A DECREASE IN COMMISSIONS, AND A REDUCTION OF DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA, PARTIALLY OFFSET BY HIGHER COSTS OF SIGNALS BOUGHT FROM THIRD PARTIES.

PROGRAMMING LICENSING

THE THIRD QUARTER'S 6.4% INCREASE IN PROGRAMMING LICENSING SALES (PS.394.6 MILLION AND PS.371.0 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), WAS ATTRIBUTABLE TO AN INCREASE IN THE ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$24.8 MILLION. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER EXPORT SALES MAINLY TO LATIN AMERICA AND EUROPE.

OPERATING INCOME GREW 84.2% (PS.124.7 MILLION AND PS.67.7 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), REFLECTING HIGHER SALES, LOWER COST OF SALES, AND LOWER OPERATING EXPENSES, DUE TO A REDUCTION OF DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA.

PUBLISHING

PUBLISHING SALES INCREASED 3.7% (PS.444.1 MILLION AND PS.428.1 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER CIRCULATION OF MAGAZINES SOLD IN MEXICO, AS WELL AS THE POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.12.4 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER CIRCULATION OF MAGAZINES SOLD ABROAD, AND FEWER ADVERTISING PAGES SOLD IN MEXICO AND ABROAD.

PUBLISHING OPERATING INCOME INCREASED 31.1% (PS.79.7 MILLION AND PS.60.8 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER SALES AND A REDUCTION IN COST OF SALES RESULTING FROM REDUCED MAGAZINE RETURNS THAT IN TURN REFLECTED EFFECTIVE ADVERTISING CAMPAIGNS AND POINT OF SALES PROMOTIONS, PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

THE 19.8% INCREASE IN PUBLISHING DISTRIBUTION SALES (PS.448.8 MILLION AND PS.374.5 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), WAS DRIVEN BY: I) HIGHER DISTRIBUTION SALES ABROAD; II) THE POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.25.0 MILLION; AND III) INCREASED CIRCULATION OF MAGAZINES PUBLISHED BY THE COMPANY AND SOLD IN MEXICO. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES OF MAGAZINES PUBLISHED BY THIRD PARTIES AND SOLD IN MEXICO.

THE OPERATING RESULT DECREASED BY PS.10.0 MILLION TO AN OPERATING LOSS OF PS.5.4 MILLION IN THE THIRD QUARTER OF 2003 TO AN OPERATING INCOME OF
PS.4.6 MILLION REPORTED IN THE SAME PERIOD OF 2002; DUE TO HIGHER COST OF SALES AND OPERATING EXPENSES, RELATED TO AN INCREASE IN DOUBTFUL TRADE ACCOUNTS, PARTIALLY OFFSET BY HIGHER SALES.

CABLE TELEVISION

CABLE TELEVISION SALES DECREASED 14.0% (PS.236.5 MILLION AND PS.275.1 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO A DECREASE IN SUBSCRIBERS DURING THE THIRD QUARTER OF 2003. THE SUBSCRIBER BASE DECREASED TO APPROXIMATELY 383,000, OF WHICH MORE THAN 63,100 HAD DIGITAL SERVICE AS OF SEPTEMBER 30, 2003. CABLEVISION WILL START IMPLEMENTING A PHASED PROGRAM TO DIGITALIZE ITS SERVICE OVER THE NEXT TWO YEARS.

OPERATING INCOME DECREASED 48.5% (PS.26.8 MILLION AND PS.52.0 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO LOWER SALES AND HIGHER DEPRECIATION AND AMORTIZATION COSTS RELATED TO THE NETWORK UPGRADE AND RELATED EQUIPMENT. THIS DECREASE WAS PARTIALLY OFFSET BY A 15.5% DECREASE IN COST OF SALES.

RADIO

RADIO SALES INCREASED 64.4% OVER LAST YEAR'S THIRD QUARTER (PS.56.4 MILLION AND PS.34.3 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), DUE TO HIGHER ADVERTISING TIME SOLD ESPECIALLY DURING NEWSCASTS. THE RADIO SEGMENT, ALREADY SHOWING POSITIVE SIGNS OF LAST YEAR'S RESTRUCTURING INITIATIVES, IS BENEFITING FROM IMPROVED RATINGS AND INCREASED SALES EFFORTS BY ITS NEW ADVERTISING SALES FORCE.

OPERATING LOSSES DECREASED TO PS.1.1 MILLION IN THE THIRD QUARTER FROM PS.26.6 MILLION IN THE 2002 COMPARABLE PERIOD. THE IMPROVEMENT REFLECTED HIGHER SALES AND A DECREASE IN COSTS OF SALES DUE TO A REDUCTION IN HEADCOUNT, PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES RELATED TO HIGHER COMMISSIONS PAID TO ITS SALES FORCE.

OTHER BUSINESSES

THE 28.6% DECREASE IN OTHER BUSINESSES SALES (PS.258.9 MILLION AND PS.362.8 MILLION FOR THE THIRD QUARTER OF 2003 AND 2002, RESPECTIVELY), WAS PRIMARILY DUE TO LOWER SALES IN THE FEATURE FILM DISTRIBUTION AND NATIONWIDE PAGING BUSINESSES, PARTIALLY OFFSET BY HIGHER SALES FROM THE SPORTING EVENTS PRODUCTION BUSINESS.

OPERATING LOSSES INCREASED TO PS.140.1 MILLION IN THE THIRD QUARTER FROM PS.96.2 MILLION IN LAST YEAR'S COMPARABLE PERIOD, REFLECTING LOWER SALES AND HIGHER OPERATING EXPENSES, PARTIALLY OFFSET BY LOWER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE THIRD QUARTER OF 2003 AND 2002, AMOUNTED TO PS.75.7 MILLION AND PS.47.4 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE THIRD QUARTER OF 2003 AND 2002, AMOUNTED TO PS.35.1 MILLION AND PS.33.5 MILLION, RESPECTIVELY.

SKY

INNOVA, S. DE R.L. DE C.V., IS A NON-CONSOLIDATED BUSINESS OF GRUPO TELEVISA AND THE PAY-TV MARKET LEADER IN MEXICO. IT PROVIDES DIRECT-TO-HOME SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME. FINANCIAL AND OPERATING UNAUDITED HIGHLIGHTS OF INNOVA, OF WHICH TELEVISA OWNS 60%, NEWS CORP. 30%, AND LIBERTY MEDIA 10%, ARE AS FOLLOWS:

- THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED 12.7% TO 826,100, INCLUDING 46,850 COMMERCIAL SUBSCRIBERS, AS OF SEPTEMBER 30, 2003, COMPARED WITH 732,700, INCLUDING 33,700 COMMERCIAL SUBSCRIBERS, AS OF SEPTEMBER 30, 2002.
- REVENUES INCREASED 5.3% TO PS.931.8 MILLION IN THE THIRD QUARTER OF 2003 COMPARED WITH THE SAME PERIOD OF 2002, MAINLY DUE TO THE GROWTH OF ITS SUBSCRIBER BASE.
- EBITDA FOR THE THIRD QUARTER OF 2003 INCREASED 10.8% TO PS.293.6 MILLION COMPARED WITH THE SAME PERIOD OF 2002. AS A RESULT, EBITDA MARGIN INCREASED 150 BASIS POINTS TO 31.5%.
- EBIT (OPERATING INCOME) FOR THE THIRD QUARTER OF 2003 IMPROVED 106.7% TO PS.92.0 MILLION COMPARED WITH THE SAME PERIOD OF 2002. AS A RESULT, EBIT (OPERATING INCOME) MARGIN INCREASED 490 BASIS POINTS TO 9.9% IN THE THIRD QUARTER OF 2003.
- INNOVA DID NOT REQUIRE ADDITIONAL FUNDING FROM ITS SHAREHOLDERS DURING THE THIRD QUARTER OF 2003 AS A RESULT OF ITS POSITIVE CASH FLOW FROM OPERATIONS AND THE CURRENT BALANCE OF CASH RESOURCES AVAILABLE. THIS MARKS SIX STRAIGHT QUARTERS THAT INNOVA HAS NOT REQUIRED SHAREHOLDER FUNDING, AND IT DOES NOT EXPECT TO REQUIRE SHAREHOLDER FUNDING IN THE FOURTH QUARTER OF 2003.
- STANDARD & POOR'S AND MOODY'S UPGRADED INNOVA FROM B-/B3 (STABLE/STABLE) TO B+/B2 (POSITIVE/STABLE).
- SHAREHOLDER LOANS OF APPROXIMATELY U.S.$310 MILLION PLUS ACCRUED INTEREST OF APPROXIMATELY U.S.$81 MILLION WERE CAPITALIZED.
- INNOVA SUCCESSFULLY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES AT 9.375%. THE NET PROCEEDS OF THE OFFERING WERE USED TO REDEEM U.S.$287.0 MILLION IN AGGREGATE PRINCIPAL AMOUNT OF ITS 12 7/8% SENIOR NOTES DUE 2007, AND TO PAY A REDEMPTION PREMIUM, TAXES, FEES AND EXPENSES RELATED TO THE TRANSACTION. THIS TRANSACTION IMPROVED INNOVA'S DEBT PROFILE, GENERATING U.S.$9.3 MILLION ANNUAL GROSS CASH INTEREST EXPENSE SAVINGS, AND EXTENDS THE MATURITY OF ITS DEBT.

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.86.7 MILLION, OR 70.5%, TO PS.36.3 MILLION FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003, FROM PS.123.0 MILLION FOR LAST YEAR'S COMPARABLE PERIOD. THIS VARIANCE REFLECTS: I) A PS.38.1 MILLION DECREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A DECREASE IN INTEREST RATES IN THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002, A DECREASE IN THE RESTATEMENT OF UDI'S AS A RESULT OF LOWER INFLATION IN THE THIRD QUARTER OF 2003, AS WELL AS A NET GAIN ATTRIBUTABLE TO INTEREST SWAP CONTRACTS OUTSTANDING IN THE THIRD QUARTER OF 2003; II) A PS.10.2 MILLION INCREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002, WHICH WAS PARTIALLY OFFSET BY A DECREASE IN INTEREST RATES APPLICABLE TO THESE TEMPORARY INVESTMENTS IN THE THIRD QUARTER OF 2003 COMPARED WITH THE SAME PERIOD OF LAST YEAR; AND III) A PS.174.2 MILLION FAVORABLE HEDGE EFFECT IN THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002, RESULTING FROM AN INCREASE IN THE FOREIGN
EXCHANGE LOSS RELATED TO THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT MATURING IN 2011 AND 2032, WHICH IS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION. THESE DECREASES IN THE INTEGRAL COST OF FINANCING WERE PARTIALLY OFFSET BY A PS.127.3 MILLION INCREASE IN NET FOREIGN EXCHANGE LOSS IN THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002, PRIMARILY DUE TO THE 5.46% DEPRECIATION OF THE MEXICAN PESO COMPARED WITH THE U.S. DOLLAR DURING THE THIRD QUARTER ENDED SEPTEMBER 30, 2003, VERSUS A 2.74% DEPRECIATION OF THE MEXICAN PESO COMPARED WITH THE U.S. DOLLAR DURING THE THIRD QUARTER ENDED SEPTEMBER 30, 2002, AND A PS.8.5 MILLION DECREASE IN THE GAIN FROM MONETARY POSITION IN THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002, PRIMARILY AS A RESULT OF A REDUCTION IN THE COMPANY'S NET LIABILITY MONETARY POSITION IN THE THIRD QUARTER OF 2003 COMPARED WITH THE SAME PERIOD OF LAST YEAR.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.79.3 MILLION, OR 65.6%, TO PS.41.6 MILLION FOR THE THIRD QUARTER OF 2003 FROM PS.120.9 MILLION FOR LAST YEAR'S COMPARABLE PERIOD. THIS DECREASE PRIMARILY REFLECTS THE NON-RECURRING CHARGE TAKEN IN THE THIRD QUARTER OF 2002 IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS AND A DECREASE IN CHARGES RELATED TO WORK FORCE LAY-OFFS IN THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002.

OTHER EXPENSE-NET

OTHER EXPENSE-NET DECREASED BY PS.54.5 MILLION TO PS.203.0 MILLION FOR THE THIRD QUARTER OF 2003 FROM PS.257.5 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THE DECREASE PRIMARILY REFLECTS A GAIN ON EXCHANGE OF THE REMAINING SHARES HELD BY THE COMPANY IN ITS FORMER DTH VENTURE IN SPAIN AND A REDUCTION IN FINANCIAL ADVISORY AND PROFESSIONAL SERVICES. THIS DECREASE WAS PARTIALLY OFFSET BY AN INCREASE IN DONATIONS MADE BY THE COMPANY IN THE THIRD QUARTER OF 2003.

INCOME TAXES

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING DECREASED BY PS.12.0 MILLION TO A TAX PROVISION OF PS.155.9 MILLION FOR THE THIRD QUARTER OF 2003 FROM PS.167.9 MILLION FOR LAST YEAR'S COMPARABLE PERIOD. THIS DECREASE PRIMARILY REFLECTED THE USE OF TAX LOSS CARRY-FORWARDS IN THE SECOND HALF OF 2003, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN CONSOLIDATED ASSETS TAX, WHICH IS HIGHER THAN CONSOLIDATED INCOME TAX, AS A RESULT OF AN INCREASED ASSETS TAX BASE FOR 2003 COMPARED WITH 2002.

EQUITY IN LOSSES OF AFFILIATES-NET

EQUITY IN LOSSES OF AFFILIATES INCREASED BY PS.177.2 MILLION TO PS.310.3 MILLION FOR THE THIRD QUARTER OF 2003 FROM PS.133.1 MILLION FOR THE THIRD QUARTER OF 2002. THIS CHANGE PRIMARILY REFLECTS THE RECOGNITION OF
ADDITIONAL EQUITY LOSSES IN INNOVA TO MAINTAIN THE COMPANY'S LIABILITY POSITION UP TO THE AMOUNT OF GUARANTEES MADE BY THE COMPANY IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF THIS DTH JOINT VENTURE; AS WELL AS THE RECOGNITION IN THE THIRD QUARTER OF 2003 OF EQUITY LOSSES IN DTH TECHCO PARTNERS ("TECHCO") AS A RESULT OF ECONOMIC AND FINANCIAL DIFFICULTIES OF CERTAIN DTH RELATED PARTIES IN LATIN AMERICA TO WHICH TECHCO PROVIDES TECHNICAL SERVICES, INCLUDING SKY MULTI-COUNTRY PARTNERS ("MCOP"). THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE DISCONTINUATION IN DECEMBER 2002 OF RECOGNIZING ADDITIONAL EQUITY LOSSES IN EXCESS OF THE COMPANY'S GUARANTEED COMMITMENTS FOR CERTAIN INDEBTEDNESS OF MCOP, THE DTH JOINT VENTURE WITH CURRENT OPERATIONS IN COLOMBIA AND CHILE; AS WELL AS HIGHER EQUITY IN INCOME OF UNIVISION.

ON SEPTEMBER 9, 2003, INNOVA CAPITALIZED ALL OF THE AMOUNTS DUE TO THE COMPANY FOR AN AMOUNT OF PS.2,560.9 MILLION IN CONNECTION WITH LONG-TERM LOANS PROVIDED TO INNOVA BY THE COMPANY IN PRIOR YEARS AND RELATED ACCRUED INTEREST.

MINORITY INTEREST

MINORITY INTEREST DECREASED BY PS.15.9 MILLION TO PS.3.0 MILLION FOR THE THIRD QUARTER OF 2003 FROM PS.18.9 MILLION FOR THE THIRD QUARTER OF 2002. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE NET INCOME OF THE COMPANY'S CABLE TELEVISION SEGMENT, PARTIALLY OFFSET BY A DECREASE IN THE NET LOSS OF THE COMPANY'S RADIO SEGMENT FOR THE THIRD QUARTER OF 2003 COMPARED WITH THE THIRD QUARTER OF 2002.

OTHER RELEVANT INFORMATION

CREATION OF THE EXECUTIVE OFFICE OF THE CHAIRMAN

TELEVISA ANNOUNCED TODAY THAT ITS BOARD OF DIRECTORS APPROVED THE CREATION OF AN EXECUTIVE OFFICE OF THE CHAIRMAN THAT WILL CONSIST OF MR. EMILIO AZCARRAGA JEAN, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER, AND MESSRS. ALFONSO DE ANGOITIA AND BERNARDO GOMEZ, EXECUTIVE VICE-PRESIDENTS. THE EXECUTIVE OFFICE OF THE CHAIRMAN WILL BE RESPONSIBLE FOR OVERSEEING ALL TELEVISA OPERATIONS, STRATEGIC PLANNING, NEW BUSINESS INITIATIVES IN MEXICO AND ABROAD, AND SETTING OPERATING POLICIES FOR THE COMPANIES OF THE GROUP.

MR. JOSE BASTON, CORPORATE VICE PRESIDENT OF TELEVISION, WILL CONTINUE TO OPERATE THE TELEVISION BUSINESS AS A WHOLE, INCLUDING PRODUCTION, PROGRAMMING, SALES AND EXPORTS, AND WILL ASSUME RESPONSIBILITY OVER THE LOCAL TELEVISION STATIONS AND THE PROGRAMMING FOR PAY TELEVISION SEGMENT.

IN ADDITION, MR. DE ANGOITIA WILL BE CHAIRMAN OF THE FINANCE COMMITTEE, IN CHARGE OF DEFINING AND IMPLEMENTING THE FINANCIAL AND ADMINISTRATIVE POLICIES OF THE COMPANIES OF THE GROUP.

THE BOARD OF DIRECTORS ALSO APPOINTED MR. SALVI FOLCH AS TELEVISA'S CHIEF FINANCIAL OFFICER, WHO WILL REPORT DIRECTLY TO MR. DE ANGOITIA. MR. FOLCH HAS BEEN WITH GRUPO TELEVISA SINCE YEAR 2000. FOR THE PAST 2 YEARS HE HAS SERVED AS VICE PRESIDENT OF FINANCIAL PLANNING AND BUDGET CONTROL. BEFORE HE SERVED AS VICE CHAIRMAN OF THE MEXICAN BANKING AND SECURITIES COMMISSION. HE HAS A DEGREE IN ECONOMICS AND AN MBA FROM LONDON BUSINESS SCHOOL.

THE AFOREMENTIONED APPOINTMENTS WILL BECOME EFFECTIVE JANUARY 1, 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE THIRD QUARTER OF 2003, THE COMPANY INVESTED APPROXIMATELY U.S.$12.3 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$3.0 MILLION IS RELATED TO CABLEVISION. ADDITIONALLY, IN THE THIRD QUARTER OF 2003 THE COMPANY MADE CAPITAL CONTRIBUTIONS OF APPROXIMATELY U.S.$2.5 MILLION IN "TUTV", A 50% JOINT VENTURE WITH UNIVISION FOR DISTRIBUTION OF THE COMPANY'S SPANISH-SPEAKING PROGRAMMING PACKAGES IN THE UNITED STATES, AND PROVIDED FUNDING OF APPROXIMATELY
U.S.$3.6 MILLION IN LONG-TERM LOANS TO ITS LATIN AMERICAN DTH JOINT VENTURES. INNOVA HAS NOT REQUIRED SHAREHOLDER FUNDING FOR THE PAST SIX QUARTERS AND DOES NOT EXPECT TO REQUIRE LOANS OR CASH EQUITY CONTRIBUTIONS FROM ITS SHAREHOLDERS IN THE FOURTH QUARTER OF 2003.

DEBT

AS OF SEPTEMBER 30, 2003, THE COMPANY'S LONG-TERM DEBT MATURITIES AMOUNTED TO PS.14,500.2 MILLION, AND THE CURRENT PORTION OF LONG-TERM DEBT WAS PS.284.3 MILLION, COMPARED WITH PS.13,634.7 MILLION AND PS.1,276.2 MILLION, RESPECTIVELY, AS OF SEPTEMBER 30, 2002.

ON SEPTEMBER 18, 2003 FITCH RATINGS UPGRADED GRUPO TELEVISA, S.A.'S INTERNATIONAL SCALE LOCAL CURRENCY RATING TO "BBB" FROM "BBB-" AND THE NATIONAL SCALE RATING TO "AA+(MEX)" FROM "AA(MEX)". ADDITIONALLY, FITCH AFFIRMED GRUPO TELEVISA'S INTERNATIONAL SCALE FOREIGN CURRENCY UNSECURED DEBT RATINGS OF "BBB-". THE OUTLOOK ON ALL THREE RATINGS IS "STABLE".

MERGER OF UNIVISION AND HISPANIC BROADCASTING CORPORATION

ON SEPTEMBER 22, 2003, UNIVISION COMMUNICATIONS INC. ("UNIVISION") AND HISPANIC BROADCASTING CORPORATION ("HBC"), THE LEADING SPANISH-LANGUAGE RADIO GROUP IN THE UNITED STATES, ANNOUNCED THAT THEY RECEIVED CLEARANCE FROM THE U.S. FEDERAL COMMUNICATIONS COMMISSION TO COMPLETE A PROPOSED MERGER OF THEIR BUSINESSES. FOLLOWING THIS APPROVAL, THE HBC COMMON STOCK WAS CONVERTED INTO 0.85 SHARES OF UNIVISION CLASS A COMMON STOCK, GIVING HBC SHAREHOLDERS APPROXIMATELY 26.5% OF UNIVISION'S FULLY DILUTED ECONOMIC OWNERSHIP.

AS A RESULT OF THIS MERGER, THE GROUP'S OWNERSHIP IN UNIVISION WAS DILUTED TO 10.9% ON A FULLY DILUTED BASIS (AND TO 9.4% ON A CURRENT OWNERSHIP BASIS). HOWEVER, THE GROUP WILL INCREASE THE CARRYING VALUE OF ITS INVESTMENT IN UNIVISION BY RECOGNIZING A NET COMPREHENSIVE INCOME FROM THIS MERGER IN THE FOURTH QUARTER OF 2003, FOLLOWING THE REPORTING BY UNIVISION OF THE MERGER EFFECTS ON ITS STOCKHOLDERS' EQUITY AS OF SEPTEMBER 30, 2003. BASED ON UNIVISION'S PRELIMINARY ESTIMATES USING JUNE 30, 2003 AS THE MERGER DATE, THE INCREASE IN THE GROUP'S INVESTMENT IN UNIVISION ON A PRO FORMA BASIS WOULD HAVE BEEN APPROXIMATELY U.S.$252 MILLION.

SHARE BUYBACK PROGRAM

SINCE THE  IMPLEMENTATION  OF OUR MOST RECENTLY  ANNOUNCED SHARE REPURCHASE
PROGRAM,   THROUGH   OCTOBER  22,   2003,   THE  COMPANY  HAS   REPURCHASED
APPROXIMATELY 94.8 MILLION SHARES IN THE FORM OF 31.6 MILLION CPOS FOR APPROXIMATELY PS.520.3 MILLION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE THIRD QUARTER OF 2003, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 71.5%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.0%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.4%.

ADDITIONALLY, DURING THE THIRD QUARTER OF 2003, TELEVISA AIRED 88 OF THE 100 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE TELENOVELAS: "AMOR REAL," "VELO DE NOVIA," AND "CLASE 406." MOREOVER, TELEVISA CONTINUES TO SUCCESSFULLY AIR "REALITY SHOWS" SUCH AS "FEAR FACTOR," AND ON SEPTEMBER 28, 2003, LAUNCHED ITS SECOND EDITION OF "BIG BROTHER VIP."

OUTLOOK FOR 2003

CONSIDERING  OUR YEAR TO DATE  RESULTS,  WE EXPECT TO  EXCEED  OUR  INITIAL
GUIDANCE FOR THE YEAR. WE NOW EXPECT OUR 2003 TELEVISION BROADCASTING SEGMENT AND CONSOLIDATED EBITDA MARGINS TO REACH 41.5% AND 31.5%, RESPECTIVELY.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                       FINANCIAL STATEMENT NOTES (1)

                                 ANNEX 2

-------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF JUNE 30, 2003, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)


1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF JUNE 30, 2003 AND 2002, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003.

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:

                                                  2003                 2002
                                           ------------------  ----------------

     BUILDINGS                             Ps.  6,610,644      Ps.   6,652,421
     BUILDINGS IMPROVEMENTS                     1,588,980            1,631,930
     TECHNICAL EQUIPMENT                        9,997,332            9,561,293
     FURNITURE AND FIXTURES                       536,459              529,177
     TRANSPORTATION EQUIPMENT                     986,263              493,590
     COMPUTER EQUIPMENT                           793,721              708,094
                                           ------------------  ----------------
                                               20,513,399           19,576,505
     ACCUMULATED DEPRECIATION                  (9,886,699)          (8,831,735)
                                           ------------------  ----------------
                                               10,626,700           10,744,770
                                                3,447,426            3,516,504
     LAND                                       1,255,041            1,164,624
     CONSTRUCTION IN PROGRESS              ------------------  ----------------
                                           Ps. 15,329,167      Ps.  15,425,898
                                           ==================  ================

     DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002, WAS PS.549,809 AND PS.513,537, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF JUNE 30, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                    2003                             2002
                                       ------------------------------  ------------------------------
                                            U.S. DOLLAR                    U.S. DOLLAR
                                             PRINCIPAL                      PRINCIPAL
                                              AMOUNTS        MEXICAN         AMOUNTS         MEXICAN
                                            (THOUSANDS)       PESOS        (THOUSANDS)        PESOS
                                           ------------  ---------------  -------------- ---------------

11.375%  SERIES "A" SENIOR NOTES DUE
  2003 (SEE NOTE 13)                       $        -   Ps.           -     $   68,847    Ps.  714,668
11.875%  SERIES "B" SENIOR NOTES DUE
  2006 (A)                                      5,343            55,770          5,343          55,463
8.625% SENIOR NOTES DUE 2005 (B)              200,000         2,087,600        200,000       2,076,105
8.000% SENIOR NOTES DUE 2011 (C)              300,000         3,131,400        300,000       3,114,158
8.500% SENIOR NOTES DUE 2032 (D)              300,000         3,131,400        300,000       3,114,158
                                          -----------  ----------------  ------------- ---------------
                                           $  805,343         8,406,170     $  874,190       9,074,552
                                          ============                    =============
UDI-DENOMINATED NOTES DUE 2007 (E)                            3,553,201                      3,543,124
                                                        ----------------              ----------------
                                                         Ps. 11,959,371                 Ps. 12,617,676
                                                        ================              ================


(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF JUNE 30, 2003 AND 2002 INCLUDES RESTAMENT OF PS.553,201 AND PS.414,889, RESPECTIVELY. THE UDI VALUE AS OF JUNE 30, 2003, WAS OF PS. 3.271800 PER ONE UDI.


      THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

      THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

      THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

      EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS ) (SEE NOTE 7).

4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS IN 2002, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2003. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSSURANCE CAN BE GIVEN IN THIS REGARD.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.302,000 PLUS PENALTIES AND SURCHARGES (A GROSS AMOUNT OF APPROXIMATELY PS.960,700). THE CLAIM, WHICH RELATES TO AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR ENDED DECEMBER 31, 1994, WAS ORIGINALLY BROUGHT BY THE MEXICAN TAX
AUTHORITY IN 1999, BUT WAS DISMISSED IN 2002 ON PROCEDURAL GROUNDS. THE COMPANY BELIEVES THAT THIS CLAIM IS WITHOUT MERIT, AND INTENDS TO VIGOROUSLY DEFEND THIS CLAIM, ALTHOUGH NO ASSURANCES CAN BE GIVEN AS TO THE OUTCOME OF THIS DISPUTE.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.


5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY  AS OF JUNE 30,  IS  ANALYZED  AS
FOLLOWS:


                                                       2003                           2002
                                           -----------------------------  ---------------------------
                                             NOMINAL        RESTATED        NOMINAL      RESTATED
                                              PESOS           PESOS          PESOS         PESOS
                                           -------------  --------------  --------------  -----------

CAPITAL STOCK                              Ps. 1,501,045  Ps. 7,414,046   Ps. 1,513,427   Ps. 7,467,308
                                           -------------                  -------------

ADDITIONAL PAID-IN CAPITAL                      187,824         219,158         187,428         218,750
                                           -------------                  --------------
LEGAL RESERVE                                   621,921       1,236,170         585,029       1,198,818
                                           -------------                  --------------
RESERVE FOR REPURCHASE OF SHARES              2,451,331       5,340,797       2,695,761       5,585,689
                                           -------------                  --------------
UNAPPROPRIATED EARNINGS                       6,220,481      11,163,562       6,094,422      10,638,189
                                           -------------                  --------------
CUMULATIVE EFFECT OF DEFERRED  TAXES         (2,197,681)     (2,675,513)     (2,197,681)     (2,675,513)
                                           -------------                  --------------
NET INCOME FOR THE PERIOD                            --       1,515,190       1,253,533       1,307,115
                                           -------------                  --------------
DEFICIT FROM RESTATEMENT                             --      (3,099,622)             --      (2,495,715)
                                           -------------  --------------  --------------   -------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                       Ps. 21,113,788                   Ps.21,244,641
                                                          ==============                   =============


     IN SEPTEMBER 2002, IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS TO ISSUE ADDITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF UP TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES) ON APRIL 30, 2002, AND IN CONJUNCTION WITH PREEMPTIVE RIGHTS EXERCISED BY CERTAIN EXISTING HOLDERS OF SERIES "A" SHARES, THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS.415 BY ISSUING ADDITIONAL 43,117 SERIES "A" SHARES (NOT IN THE FORM OF CPOS), OF WHICH PS.408 WERE RECOGNIZED AS ADDITIONAL PAID-IN CAPITAL. FOLLOWING THIS CAPITAL STOCK INCREASE, A REMAINING OF 430,307,554 UNISSUED AUTHORIZED SERIES "A" MAY BE USED BY THE COMPANY FOR ONE OR TWO SPECIAL PURPOSE TRUSTS.

     ON APRIL 30, 2003, THE COMPANY'S STOCKHOLDERS APPROVED (I) A PAYMENT OF DIVIDENDS FOR AN AMOUNT OF PS.550,000, WHICH ARE PAYABLE BEGINNING JUNE 30, 2003 AS FOLLOWS: A DIVIDEND OF PS.0.18936540977 PER CPO AND A DIVIDEND OF PS.0.05260150265 PER SERIES "A" SHARE (NOT IN THE FORM OF A CPO UNIT); AND (II) THE CANCELLATION OF 33,131,712 SHARES OF CAPITAL STOCK IN THE FORM OF 11,043,904 CPOS, WHICH WERE PART OF THE REPURCHASES OF SHARES MADE BY THE COMPANY IN 2000 AND 2003.

     AS OF JUNE 30, 2003 AND 2002, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.556,399 (NOMINAL PS.83,085) AND PS.495,205 (NOMINAL PS.70,703), RESPECTIVELY.

     AT JUNE 30, 2003, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED, ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:



SHARES                     AUTHORIZED             ISSUED           REPURCHASED (*)        OUTSTANDING
------------------------------------------  ------------------ --------------------  ------------------
SERIES "A"                  5,010,006,767       4,579,699,213          121,429,672       4,458,269,541
SERIES "L"                  2,260,106,096       2,260,106,096           97,338,654       2,162,767,442
SERIES "D"                  2,260,106,096       2,260,106,096           97,338,654       2,162,767,442
                      --------------------  ------------------ --------------------  ------------------
                            9,530,218,959       9,099,911,405          316,106,980       8,783,804,425
                      ====================  ================== ====================  ==================


(*) SHARES REPURCHASED INCLUDE 265,329,162 SHARES IN THE FORM OF 88,443,054 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFICIALLY OWNED BY TWO OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES (SEE NOTE 14).




6.   REPURCHASE OF SHARES:

     AS OF JUNE 30, 2003, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,442,755, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999, 2000 AND THE SIX MONTHS ENDED JUNE 30, 2003 IN CONNECTION WITH REPURCHASE OF SHARES IN THOSE PERIODS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY ARE RECOGNIZED AS A CHARGE TO
STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED ARE RECOGNIZED BY REDUCING THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     DURING THE SIX MONTHS ENDED JUNE 30, 2003, THE COMPANY REPURCHASED SHARES FOR THE AMOUNT OF PS.295,380, OF WHICH PS.244,891 WERE CHARGED TO THE RESERVE FOR REPURCHASE OF SHARES.

     THE 316,106,980 SHARES REPURCHASED AND HELD BY THE GROUP AS OF JUNE 30, 2003, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS
FOLLOWS:


                                                                     SHARES
                                                 SHARES           REPURCHASED BY           SHARES
                                             REPURCHASED BY       TWO COMPANY'S         REPURCHASED BY
STOCKHOLDERS' EQUITY                           THE COMPANY         SUBSIDIARIES           THE GROUP
------------------------------------------------------------  ------------------      ----------------

CAPITAL STOCK                                Ps.   105,115          Ps.  161,702          Ps.  266,817
RESERVE FOR REPURCHASE OF SHARES                 1,101,958                    --             1,101,958
UNAPPROPRIATED EARNINGS                                 --             1,947,575             1,947,575
                                           ---------------    ------------------      ----------------
TOTAL                                        Ps. 1,207,073         Ps. 2,109,277          Ps. 3,316,350
                                           ================   ==================      =================


     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MIILION (PS.4,175,200) OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003 UNDER THIS REPURCHASE PROGRAM, AND FROM JANUARY 1, THROUGH JUNE 30, 2003, THE COMPANY REPURCHASED 59,816,100 SHARES IN THE FORM OF 19,938,700 CPOS FOR PS.295,380, OF WHICH 26,686,800 SHARES IN THE FORM OF 8,895,600 CPOS WERE HELD IN TREASURY AS OF JUNE 30, 2003 (SEE NOTE 5).

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED
OF:


                                                                             2003            2002
                                                                        ---------------  --------------
INTEREST EXPENSE (1)                                                   Ps.   650,882     Ps.   659,625
INTEREST INCOME                                                             (354,864)         (322,477)
FOREIGN EXCHANGE  GAIN, NET (2)                                                7,639           (98,851)
LOSS FROM MONETARY POSITION (3)                                               49,895           138,441
                                                                         --------------  --------------
                                                                       Ps.   353,552      Ps.  376,738
                                                                       ===============  ==============

(1)  INCLUDES  RESTATEMENT  OF UDIS OF PS.50,075  AND PS.84,112 IN 2003 AND
     2002,  RESPECTIVELY.

(2) NET OF THE LOSS OF PS.12,071 IN 2003 AND THE GAIN OF PS.494,196 IN 2002 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREING SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2003 AND 2002 OF PS.50,423 AND PS.90,530, RESPECTIVELY, ARISING FROM TEMPORARY DEFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE  DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:

                                                                           2003             2002
                                                                       --------------   ----------------

ASSETS:

ACCRUED LIABILITIES                                                   Ps.   587,023    Ps.    500,330
                                                                            834,182           185,921
GOODWILL                                                                  1,124,635           605,946
TAX LOSS CARRYFORWARDS                                                      254,835            63,596
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                           1,188,460           856,742
CUSTOMER ADVANCES                                                           -                     366
OTHER ITEMS                                                           ---------------   ---------------
                                                                          3,989,135         2,212,901
                                                                      ---------------   ---------------
LIABILITIES:
                                                                         (1,815,523)       (1,908,750)
INVENTORIES                                                                (976,329)         (916,808)
PROPERTY, PLANT AND EQUIPMENT - NET                                        (382,987)         (125,282)
OTHER ITEMS                                                              (1,332,830)       (1,095,058)
INNOVA                                                                ---------------   ---------------
                                                                         (4,507,669)       (4,045,898)
                                                                      ---------------   ---------------
                                                                           (518,534)       (1,832,997)
DEFERRED-INCOME TAX OF MEXICAN COMPANIES                                   (360,717)          183,507
DEFERRED TAX OF FOREIGN SUBSIDIARIES                                      1,564,384         1,387,281
ASSETS TAX                                                               (1,987,836)       (1,089,958)
VALUATION ALLOWANCE                                                   ---------------   ---------------
                                                                         (1,302,703)       (1,352,167)
DEFERRED INCOME TAX LIABILITY                                                -                549,219
DEFERRED TAX ASSETS OF DISCONTINUED OPERATIONS                              268,978            -
EFFECT ON CHANGE OF INCOME TAX RATES                                  ---------------  ----------------
                                                                      Ps (1,033,725)   Ps. (1,901,386)
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS                       ===============  ================



9. EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002.

10.  DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT WITH UNIVISION TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA, WHICH SALE WAS CONSUMMATED IN APRIL 2002. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR 2002.

     DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2002, ARE PRESENTED AS FOLLOWS:

                                                                              2002
                                                                       ----------------

     LOSS FROM MUSIC RECORDING OPERATIONS FOR THE SIX MONTHS
ENDED JUNE 30, 2002                                                    Ps.   (36,613)

     GAIN ON DISPOSAL OF MUSIC RECORDING OPERATIONS, NET OF INCOME
TAXES OF Ps.518,666.                                                   Ps. 1,139,848
                                                                       -----------------
                                                                       Ps. 1,103,235
                                                                       =================


     SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, THROUGH JUNE 30, 2002, IS AS
FOLLOWS:

                                                                              2002
                                                                       -----------------
NET SALES                                                              Ps.   187,232
COST OF SALES                                                                141,189
OPERATING EXPENSES                                                            38,835
DEPRECIATION AND AMORTIZATION                                                    788
OPERATING INCOME                                                               6,420
INCOME BEFORE INCOME TAX                                                     (25,857)
INCOME TAXES                                                                  10,756
NET LOSS FROM DISCONINUED OPERATIONS                                         (36,613)



     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

      THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2003, ARE AS FOLLOWS:

                                                        INDEX AT END
      QUARTER           ACCUMULATED        QUARTER        OF PERIOD      ACCUMULATED        QUARTER
--------------------  ----------------- --------------  --------------  ---------------  ---------------
3(degree)/ 02          Ps. 1,647,761     Ps.   378,258      101.190     Ps.  1,696,579    Ps.    389,465
4(degree)/ 02                737,836          (937,835)     102.904            747,042          (949,536)
1(degree)/ 03                250,079           250,079      104.261            249,904           249,904
2(degree)/ 03              1,515,190         1,265,286      104.188          1,515,190         1,265,286


(1) AS REPORTED IN EACH QUARTER.

13.  REFINANCING

     ON MAY 7, 2003 THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGGREEMENT WITH A MEXICAN BANK FOR AN AGGREGATE AMOUNT OF PS.800,000, WITH TWO TRANCHES OF PS.400,000 EACH. THE ANNUAL INTEREST RATE FOR THE FIRST TRANCHE EQUALS 9.35% PLUS ADDITIONAL BASIS POINTS FROM 0 TO 45 BASED ON THE MAINTENANCE OF CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS (THE "ADDITIONAL BASIS POINTS"), AND AN ANNUAL INTEREST RATE FOR THE SECOND TRANCHE EQUAL TO THE MEXICAN INTERBANK RATE PLUS 40 BASIS POINTS PLUS ADDITIONAL BASIS POINTS. INTEREST DUE IN CONNECTION WITH THIS CREDIT AGREEMENT IS PAYABLE ON A 28-DAY BASIS. THIS INDEBTEDNESS HAS TWO SEMIANNUAL MATURITIES OF PS.40,000 EACH IN 2004, TWO SEMIANNUAL MATURITIES OF PS.120,000 EACH IN 2006 AND TWO QUARTELY MATURITIES OF PS.240,000 EACH IN 2008. THE NET PROCEEDS OF THIS CREDIT AGREEMENT WERE PRIMARILY USED TO PAY AMOUNTS OUTSTANDING UNDER THE SERIES "A" SENIOR NOTES WHICH MATURED ON MAY 15, 2003. UNDER THE TERMS OF THIS CREDIT AGREEMENT, THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING ARE REQUIRED TO MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS AND ARE SUBJECT TO CERTAIN RESTRICTIVE COVENANTS SIMILAR TO THE RATIOS AND COVENANTS OF THE U.S.$100 MILLION SYNDICATED TERM LOAN. THIS CREDIT AGREEMENT WAS SUBSEQUENTLY AMENDED TO REFLECT A FIXED ANNUAL INTEREST RATE OF 8.50% PLUS ADDITIONAL BASIS POINTS FOR THE SECOND TRANCHE BEGINNING IN THE THIRD QUARTER OF 2003.

14.  ACQUISITION OF TELESPECIALIDADES AND PARTIAL DISPOSAL OF VIA DIGITAL

     IN JUNE 2003, THE COMPANY SUBSTANTIALLY COMPLETED THE ACQUISITION OF ALL THE OUTSTANDING EQUITY OF TELESPECIALIDADES, S.A. DE C.V. ("TELESPECIALIDADES"), A COMPANY WHICH WAS OWNED BY ALL OF THE SHAREHOLDERS OF GRUPO TELEVICENTRO, S.A. DE C.V. ("TELEVICENTRO"), THE GROUP'S CONTROLLING COMPANY. THE TOTAL CONSIDERATION TO BE PAID IN THE THIRD QUARTER OF 2003 IN CONNECTION WITH THIS ACQUISITION WILL BE APPROXIMATELY U.S.$83 MILLION (PS.871,500), WHICH WILL BE FINANCED WITH CASH ON HAND. AT THE TIME OF THE ACQUISITION, TELESPECIALIDADES'S NET ASSETS CONSISTED PRINCIPALLY OF 4,773,849 SHARES OF THE COMPANY'S CAPITAL STOCK IN THE FORM OF 1,591,283 CPOS, WHICH SECURITIES WERE PREVIOUSLY OWNED BY TELEVICENTRO, AND TAX LOSS CARRYFORWARDS FOR APPROXIMATELY PS.6,457,000. THE TERMS OF THIS ACQUISITION WERE APPROVED BY THE COMPANY'S BOARD OF DIRECTORS AND
AUDIT  COMMITTEE.  BEGINNING  JUNE  30,  2003,  THE  GROUP  RECOGNIZED  THE
ACQUISITION OF SHARES OF THE COMPANY IN CONNECTION WITH THE TELESPECIALIDADES ACQUISITION AS A SHARE REPURCHASE.

     IN APRIL 2003, THE GROUP SOLD A PORTION OF ITS MINORITY INTEREST IN THE CAPITAL STOCK OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. ("VIA DIGITAL"), A DTH VENTURE IN SPAIN. FOR AN AGGREGATE AMOUNT OF APPROXIMATELY
27.5 MILLION EUROS (PS.338,812) IN CASH. THE GROUP RECOGNIZED A PRE-TAX GAIN OF SUCH AMOUNT ON THIS SALE, WHICH REPRESENTED THE EXCESS OF THE CASH PROCEEDS OVER THE CARRYING VALUE OF THE RELATED NET INVESTMENT IN VIA DIGITAL AT THE TRANSACTION DATE. A PORTION OF THE NET PROCEEDS FROM THIS DIVESTITURE WERE USED TO PREPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A LONG-TERM LOAN FOR APPROXIMATELY 23.6 MILLION EUROS WITH AN ORIGINAL MATURITY IN JUNE 2003

                             - - - - - - - - -


                       RELATION OF SHARES INVESTMENTS

                                  ANNEX 3                         CONSOLIDATED
                                                                FINAL PRINTING
------------------------------------------------------------------------------
                                                                                            %                TOTAL AMOUNT
                                                                          NUMBER        OWNERSHIP        (Thousands of Pesos)
                COMPANY NAME (1)              MAIN ACTIVITIES            OF SHARES         (2)        ACQUISITION       PRESENT
                                                                                                         COST          VALUE (3)
------------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
 1   CORPORATIVO VASCO DE QUIROGA,         PROMOTION AND                  19,509,544      100.00       1,836,819       1,820,193
     S.A. DE C.V.                          DEVELOPMENT OF
                                           COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.        PROMOTION AND                  10,175,900      100.00       1,319,247         517,126
                                           DEVELOPMENT OF
                                           COMPANIES
 3   DTH EUROPA, S.A.                      PROMOTION AND                     465,711       79.95         264,460        (622,186)
                                           DEVELOPMENT OF
                                           COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.          PROMOTION AND                 440,289,567      100.00       1,674,850       1,631,566
                                           DEVELOPMENT OF
                                           COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.      PROMOTION AND                   1,037,498      100.00         823,582       1,576,451
                                           DEVELOPMENT OF
                                           COMPANIES
 6   FACTUM MAS, S.A. DE C.V.              PROMOTION AND               2,710,159,002      100.00       2,024,185      (3,169,997)
                                           DEVELOPMENT OF
                                           COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,        DISTRIBUTION OF BOOKS         349,470,905      100.00         822,778         726,321
     S.A. DE C.V.                          AND MAGAZINES
 8   GRUPO RADIOPOLIS, S.A. DE C.V.        PROMOTION AND                 418,881,301      100.00         342,274       3,104,035
                                           DEVELOPMENT OF
                                           COMPANIES
 9   PROMO-INDUSTRIAS                      PROMOTION AND                     515,523      100.00             102          60,538
     METROPOLITANAS, S.A. DE C.V.          DEVELOPMENT OF
                                           COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.      COMMERCIALIZATION OF           76,070,313       50.00         764,739         201,901
                                           RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                   MAINTENANCE OF                      1,500      100.00             750             783
                                           PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V.    COMMERCIALIZATION OF          132,009,215      100.00       9,901,180      20,919,059
                                           TELEVISION
 13  TELEVISA ARGENTINA, S.A.              COMMERCIAL OPERATION            6,920,920      100.00         115,371          45,403
                                           OF TELEVISION
 14  TELEVISA, S.A. DE C.V.                PRODUCTION AND                  7,406,667       36.34       7,555,759       8,923,786
                                           BROADCASTING OF T.V.
                                           PROGRAMMING
 15  TELEVISION INDEPENDIENTE DE           PROMOTION AND                  16,997,306       99.96       1,265,724       5,026,123
     MEXICO, S.A. DE C.V.                  DEVELOPMENT OF
                                           COMPANIES
 16  CAPITALIZED INTEGRAL COST OF                                                  1                                     215,687
     FINANCING, 1994
 17  CAPITALIZED INTEGRAL COST OF                                                  1                                     384,446
     FINANCING, 1995
 18  CAPITALIZED INTEGRAL COST OF                                                  1                                      26,646
     FINANCING, 1996
 19  CAPITALIZED INTEGRAL COST OF                                                  1                                      22,164
     FINANCING, 1998

------------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                                 28,711,820      41,410,045

====================================================================================================================================


                       RELATION OF SHARES INVESTMENTS

                                  ANNEX 3                         CONSOLIDATED
                                                                FINAL PRINTING
------------------------------------------------------------------------------
                                                                                            %                TOTAL AMOUNT
                                                                          NUMBER        OWNERSHIP        (Thousands of Pesos)
                COMPANY NAME (1)              MAIN ACTIVITIES            OF SHARES         (2)        ACQUISITION       PRESENT
                                                                                                         COST          VALUE (3)
------------------------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS
 1   ARGOS COMUNICACION, S.A. DE C.V.      OPERATION AND/OR               33,000,000       15.30         137,000          14,116
                                           BROADCASTING OF T.V.
 2   BOUNCYNET, INC.                       INTERNET PORTAL                     4,700       44.76         158,265          13,233
 3   DIBUJOS ANIMADOS MEXICANOS            PRODUCTION OF                   1,735,560       49.00           4,384             735
     DIAMEX, S.A. DE C.V.                  ANIMATED CARTOONS
 4   DISTRIBUIDORA DE REVISTAS BERTRAN,    DISTRIBUTION OF BOOKS              59,990       99.99         599,990            (309)
     S.A.C.                                AND MAGAZINES
 5   DTH TECHCO PARTNERS                   SERVICES FOR SATELLITE                  1       30.00         117,900         119,495
                                           PAY TELEVISION
 6   EDITORIAL CLIO, LIBROS Y VIDEOS,      PUBLISHING AND PRINTING         2,627,050       30.00          26,270          12,728
     S.A. DE C.V.                          OF BOOKS AND
                                           MAGAZINES.
 7   EDITORIAL TELEVISA ARGENTINA,  S.A.   DISTRIBUTION OF BOOKS           7,812,999       99.99       7,812,999          (8,291)
                                           AND MAGAZINES
 8   ENDEMOL MEXICO, S.A. DE C.V.          COMMERCIALIZATION OF            1,635,000       50.00           1,635           9,453
                                           TELEVISION
                                           PROGRAMMING
 9   EN VIVO ESPECTACULOS, S. DE R.L.      LIVE ENTERTAINMENT IN                   2      100.00              25          (2,126)
     DE C.V.                               MEXICO
 10  GRUPO EUROPRODUCCIONES, S.A.          PROMOTION AND                       7,275       30.00          93,407         104,778
                                           DEVELOPMENT OF
                                           COMPANIES
 11  OCESA ENTRETENIMIENTO, S.A. DE        LIVE ENTERTAINMENT IN          14,100,000       40.00       1,095,581         481,603
     C.V.                                  MEXICO
 12  SKY LATIN AMERICA, PARTNERS           ADMINISTRATIVE SERV.                    1       30.00           1,974          10,251
                                           FOR THE DTH VENTURES
 13  TELEVISORA DEL YAQUI, S.A. DE C.V.    OPERATION AND/OR                4,124,986       15.00             412           5,158
                                           BROADCASTING OF T.V.
 14  TUTV, LLC                             COMMERCIALIZATION OF                    1       50.00          25,752          19,318
                                           TELEVISION PROGRAMMING
 15  UNIVISION COMMUNICATIONS, INC.        BROADCASTING OF T.V.           30,187,534       13.22       5,602,976       2,399,177
                                           SPANISH PROGRAMS
------------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN ASSOCIATEDS                                                                  15,678,570       3,179,319

====================================================================================================================================

     OTHER PERMANENT INVESTMENTS                                                                                         200,303

------------------------------------------------------------------------------------------------------------------------------------

     TOTAL                                                                                                            44,789,667

====================================================================================================================================


                                    ANNEX 5


                             CREDITS BREAK DOWN
                            (Thousands of Pesos)

                                                                  CONSOLIDATED
                                                                FINAL PRINTING
                                                            Denominated          Amortization of Credits in Foreign Currency With
                                                              In Pesos                   National Entities (Thousands of $)
                                                                              ------------------------------------------------------
                                                                                                    Time Interval
                                                       --------------------   ------------------------------------------------------
 Credit Type/Institution       Amortization   Rate of   Until 1   More Than   Current  Until 1   Until 2  Until 3  Until 4   Until 5
                                   Date       Interest   Year      1 Year      Year     Year      Year     Year     Year      Year
====================================================================================================================================
BANKS
====================================================================================================================================
OTHER FINANCIAL ENTITIES
SINDICADO                       12/21/2006      2.06
BANAMEX, S.A.                     5/1/2008      8.93     40,000    760,000
BANCA SERFIN, S.A.               5/15/2006      5.75     64,000    112,000
BANAMEX, S.A.                    7/24/2004      5.48    152,625
BANK OF AMERICA                  3/31/2010      2.37
BNP PARIBAS                      3/28/2008      1.53
SUNTRUST BANK MIAMI, NATIONAL     4/1/2008      4.58
INBURSA, S.A.                    11/1/2006      5.93      7,854     12,051
BANCO DE BILBAO VIZCAYA, S.A.    1/30/2006      5.86
LEASING DE OCCIDENTE             3/19/2005     13.87
LEASING DEL VALLE                 2/8/2004     13.53
LEASING DE COLOMBIA              3/21/2005     14.53
====================================================================================================================================
TOTAL BANKS                                             264,479    884,051         -     -             -     -        -         -
====================================================================================================================================
STOCK EXCHANGE
PRIVATE PLACEMENTS
====================================================================================================================================
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
HOLDERS                          5/13/2006     12.49
HOLDERS                           8/8/2005      9.07
HOLDERS                          9/13/2011      8.41
HOLDERS                          3/11/2032      8.94
UDI DENOMINATED-NOTES            4/13/2007      8.15             3,579,437
====================================================================================================================================
TOTAL STOCK EXCHANGE                                        -    3,579,437         -     -             -     -        -         -
====================================================================================================================================
SUPPLIERS
====================================================================================================================================
VARIOUS                                                 350,342                       1,234,943
====================================================================================================================================
TOTAL SUPPLIERS                                         350,342        -           -  1,234,943        -     -        -         -
====================================================================================================================================


OTHER CURRENT LIABILITIES
AND OTHER CREDITS
====================================================================================================================================
VARIOUS                                                 938,945     85,109              320,190   752,837
====================================================================================================================================
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                       938,945     85,109         -    320,190   752,837    -        -         -
====================================================================================================================================
                                                      1,553,766  4,548,597         -  1,555,133   752,837    -        -         -
====================================================================================================================================


                             CREDITS BREAK DOWN
                            (Thousands of Pesos)



                                              Amortization of Credits in Foreign Currency With
                                                    National Entities (Thousands of $)
                                      -------------------------------------------------------------
                                                              Time Interval
                                      -------------------------------------------------------------
 Credit Type/Institution              Current    Until 1    Until 2    Until 3   Until 4    Until 5
                                       Year       Year        Year      Year      Year       Year
===================================================================================================
BANKS
===================================================================================================
OTHER FINANCIAL ENTITIES
SINDICADO                                                   440,320   660,480
BANAMEX, S.A.
BANCA SERFIN, S.A.
BANAMEX, S.A.
BANK OF AMERICA                         138       414           552       552       552      28,940
BNP PARIBAS                           2,840     4,973         5,920     5,564     5,921       1,154
SUNTRUST BANK MIAMI, NATIONAL         1,118     3,354         4,788     4,788     4,788       3,592
INBURSA, S.A.
BANCO DE BILBAO VIZCAYA, S.A.         1,083     5,068         2,664       440
LEASING DE OCCIDENTE                    115       370           396
LEASING DEL VALLE                        52       154             9
LEASING DE COLOMBIA                      26        79            50
===================================================================================================
TOTAL BANKS                           5,372    14,412       454,699   671,824    11,261      33,686
===================================================================================================
STOCK EXCHANGE
PRIVATE PLACEMENTS
===================================================================================================
UNSECURED DEBT
---------------------------------------------------------------------------------------------------
HOLDERS                                                                58,816
HOLDERS                                                   2,201,600
HOLDERS                                                                                   3,302,400
HOLDERS                                                                                   3,302,400
UDI DENOMINATED-NOTES
===================================================================================================
TOTAL STOCK EXCHANGE                     -         -      2,201,600    58,816         0   6,604,800
===================================================================================================
SUPPLIERS
===================================================================================================
VARIOUS                                       371,311
===================================================================================================
TOTAL SUPPLIERS                          -    371,311             -         -         -           -
===================================================================================================


OTHER CURRENT LIABILITIES
AND OTHER CREDITS
===================================================================================================
VARIOUS                                  -     89,867        55,999
===================================================================================================
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                        -     89,867        55,999         -         -           -
===================================================================================================
                                     5,372    475,590     2,712,298   730,640    11,261   6,638,486
===================================================================================================

NOTES

THE BANCO NACIONAL DE MEXICO LOAN WAS REFINACED IN JULY 2000, AND THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS REFLECTED IN THIS SCHEDULE.

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS :

                      $ 11.0080  PESOS PER U.S. DOLLAR
                         0.0038  PESOS PER COLOMBIAN PESO



                     MONETARY FOREIGN CURRENCY POSITION
                            (Thousands of Pesos)

                                  ANNEX 6                         CONSOLIDATED
                                                                FINAL PRINTING

                                                  DOLLARS (1)                     OTHER CURRENCIES
                                        -----------------------------     ---------------------------------        TOTAL
             TRADE BALANCE                 THOUSANDS       THOUSANDS         THOUSANDS          THOUSANDS         THOUSANDS
                                          OF DOLLARS        OF PESOS         OF DOLLARS          OF PESOS         OF PESOS
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                360,713        3,970,729            56,288           619,618         4,590,347
LIABILITIES POSITION                      1,148,004       12,637,228            26,955           296,721        12,933,949
SHORT-TERM LIABILITIES POSITION             162,933        1,793,566            26,786           294,861         2,088,427

LONG-TERM LIABILITIES POSITION              985,071       10,843,662               169             1,860        10,845,522

---------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                (787,291)      (8,666,499)           29,333           322,897        (8,343,602)
===========================================================================================================================

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

       $   11.0080   PESOS PER U.S. DOLLAR
           12.9600   PESOS PER EURO
            3.7698   PESOS PER ARGENTINEAN PESO
           11.0080   PESOS PER PANAMANIAN BALBOA
            0.0167   PESOS PER CHILEAN PESO
            0.0038   PESOS PER COLOMBIAN PESO
            3.1641   PESOS PER PERUVIAN NUEVO SOL
           18.5900   PESOS PER POUNDS STERLING
           11.0080   PESOS PER ECUADORIAN SUCRE

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.




                           INTEGRATION AND INCOME
                    CALCULATION BY MONETARY POSITION (1)
                            (Thousands of Pesos)

                                  ANNEX 7                                                                     CONSOLIDATED
                                                                                                            FINAL PRINTING
                                                                 (ASSET) LIABILITIES                          MONTHLY
          MONTH                MONETARY           MONETARY            MONETARY             MONTHLY            (PROFIT)
                                ASSETS          LIABILITIES           POSITION            INFLATION           AND LOSS
---------------------------------------------------------------------------------------------------------------------------
JANUARY                         20,592             20,999                407                 0.00               1,643

FEBRUARY                        20,893             19,276             (1,617)                0.00              (4,489)

MARCH                           19,330             21,199              1,869                 0.01              11,796

APRIL                           19,051             21,537              2,486                 0.00               4,245

MAY                             18,955             21,320              2,365                 0.00              (7,630)

JUNE                            18,504             21,587              3,083                 0.00               2,547

JULY                            16,651             20,412              3,761                 0.00               5,449

AUGUST                          16,593             20,277              3,684                 0.00              11,050

SEPTEMBER                       20,552             21,033                481                 0.01               2,647

OCTOBER                                                                    -                 0.00                   -

NOVEMBER                                                                   -                 0.00                   -

DECEMBER                                                                   -                 0.00                   -

ACTUALIZATION:                                                             -                                      152

CAPITALIZATION:                                                            -                                        -

FOREIGN CORP.:                                                             -                                   29,913

OTHER                                                                      -                                  (93,440)
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                         (36,117)
===========================================================================================================================

NOTES
       THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES FOR PS. 93,111 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


      CONVENANTS ON BONDS AND MEDIUM-TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8                         CONSOLIDATED
                                                                FINAL PRINTING

            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE


       THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.






                    CONVENANT COMPLIANCE REPRESENTATION

       AT SEPTEMBER 30, 2003, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




                   /s/ C.P. Jorge Lutteroth Echegoyen
                  --------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                       MEXICO, D.F. OCTOBER 22, 2003







              PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                  ANNEX 9                                                                    CONSOLIDATED
                                                                                                           FINAL PRINTING

            PLANT OR CENTER                         ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                      CAPACITY (1)                (%)
-------------------------------------------------------------------------------------------------------------------------
 TELEVISION:                                                                                0                      0
CORPORATIVO SANTA FE                     HEADQUARTERS                                       0                      0
TELEVISA SAN ANGEL                       PRODUCTION AND BROADCASTING PROGRAMMING.           0                      0
TELEVISA CHAPULTEPEC                     PRODUCTION AND BROADCASTING PROGRAMMING.           0                      0
REAL ESTATE                              LAND AND UNOCCUPIED, BUILDING,                     0                      0
                                         PARKING LOTS, ADMINISTRATIVE                       0                      0
                                         OFFICES, RADIO ANTENNAS,                           0                      0
                                         TELEVISION STATIONS FACILITIES.                    0                      0
TRANSMISSION STATIONS                    BROADCASTER STATIONS.                              0                      0
PUBLISHING:                                                                                 0                      0
EDITORIALS                               ADMINISTRATION, SALES, PRODUCTION,                 0                      0
                                         STORAGE AND DISTRIBUTION OF                        0                      0
                                         MAGAZINES AND NEWSPAPERS.                          0                      0
AUDIO:                                                                                      0                      0
SISTEMA RADIOPOLIS, S.A. DE C.V.         BROADCASTER STATIONS.                              0                      0
CABLE TELEVISION:                                                                           0                      0
CABLEVISION, S.A. DE C.V.                CABLE TELEVISION, SIGNAL CONDUCTION                0                      0
                                         AND TRANSMISSION EQUIPMENT.                        0                      0
OTHER BUSINESSES:                                                                           0                      0
IMPULSORA DEL DEPORTIVO                  SOCCER, SOCCER TEAMS, TRAINING                     0                      0
NECAXA, S.A. DE C.V. AND CLUB            FACILITIES, ADMINISTRATIVE OFFICES AND             0                      0
DE FUTBOL AMERICA, S.A. DE C.V.          THE AZTECA STADIUM.                                0                      0
COMUNICACIONES MTEL, S.A. DE C.V.        NATIONWIDE PAGING.                                 0                      0
AUDIOMASTER 3000, S.A. DE C.V.           DUBBING, DUBBING EQUIPMENT AND                     0                      0
                                         STUDIOS, AND ADMINISTRATIVE                        0                      0
                                         OFFICES.                                           0                      0

                                                                                                      10/23/2003


NOTES



                             MAIN RAW MATERIALS

                                  ANNEX 10                          CONSOLIDATED
                                                                 FINAL PRINTING

                                    MAIN                                                MAIN             DOM.             COST
          DOMESTIC               SUPPLIERS                 FOREIGN                   SUPPLIERS          SUBST.         PRODUCTION
                                                                                                                           (%)
---------------------------------------------------------------------------------------------------------------------------------
TAPES AND VIDEOCASSETTE      HEWLETT PACKARD,
FOR RECORDING                S.A. DE C.V.                                                                                  0.22
                             FUJI FILM, S.A. DE C.V.                                                                       0.03
                                                        VIDEOCASSETTE
                                                        FOR RECORDING             COLOR CASSETES         YES               0.40
PROGRAMS AND FILMS           ALAMEDA FILMS,
                             S.A.                                                                                          0.16
                             CIMA FILMS, S.A.
                             DE C.V.                                                                                       0.22
                             CINEMATOGRAFICA
                             CALDERON, S.A.                                                                                0.17
                             CINEMATOGRAFICA
                             FILMEX, S.A. DE C.V.                                                                          0.14
                             CINEMATOGRAFICA
                             RODRIGUEZ, S.A.                                                                               0.48
                             CHURUBUSCO, S.A.                                                                              0.46
                             DIANA INTERNACIO
                             NAL  FILMS, S.A.                                                                              1.91
                             DISTRIBUIDORA RO
                             MARI, S.A. DE C.V.                                                                            1.42
                             GRUPO GALINDO,
                             S.A. DE C.V.                                                                                  0.25
                             GUIAS, S.A. DE C.V.                                                                           0.27
                             GUSSI, S.A. DE C.V.                                                                           2.64
                             NUVISION, S.A.                                                                                0.80
                             PELICULAS  RODRI
                             GUEZ, S.A.                                                                                    0.67
                             PELICULAS Y VI
                             DEOS INTERNACIO
                             NALES, S.A.                                                                                   0.40
                             PRODUCCIONES
                             ALFA AUDIOVISUAL
                             S.A. DE C.V.                                                                                  0.14
                             PRODUCCIONES
                             GALUBI, S.A.                                                                                  0.13
                             PRODUCCIONES
                             GONZALO ELVIRA                                                                                0.13
                             QUALITY FILMS, S.A.                                                                           0.15
                             SECINE, S.A. DE C.V.                                                                          0.44
                             UNION INTERNACIONAL
                             S.A. DE C.V.                                                                                  0.04
                             OTHERS                                                                                        1.93
                                                        PROGRAMS AND FILMS        ABC DISTRIBUTION
                                                                                  COMPANY                NO                1.04
                                                                                  ALFRED HABER
                                                                                  DISTRIBUTION, INC.     NO                0.68
                                                                                  ALLIANCE
                                                                                  INTERNATIONAL          NO                0.69
                                                                                  ARGENTINA SONO
                                                                                  FILMS, S.A.            NO                0.06
                                                                                  B.R.B. INTERNA
                                                                                  CIONAL, S.A.           NO                0.45
                                                                                  BKN INTERNA
                                                                                  CIONA,INC.             NO                0.25
                                                                                  BKN TELEVISION
                                                                                  SALES,S.A.             NO                0.27
                                                                                  BUENAVISTA
                                                                                  INTERNATIONAL
                                                                                  INC.                   NO                0.32
                                                                                  CANAL + DISTRI
                                                                                  BUTION                 NO                0.56
                                                                                  CARSEY WERNER
                                                                                  DISTRIBUTION,INC.      NO                0.13
                                                                                  CBS BROADCAST
                                                                                  INTERNATIONAL          NO                1.92
                                                                                  CINAR FILMS, INC.      NO                0.56
                                                                                  CLOVERWAY, INC.        NO                0.14
                                                                                  CONSTELLATION
                                                                                  PICTURES, INC.         NO                2.13
                                                                                  DARGAUD MARINA         NO                0.14
                                                                                  DREAMWORKS             NO                0.86
                                                                                  ENOKI FILMS,
                                                                                  LTD.                   NO                0.37
                                                                                  ENTHEOS GROUP,
                                                                                  LLC.                   NO                0.19
                                                                                  EVERGREEN ENTER
                                                                                  TAINMENT CORP.         NO                0.32
                                                                                  FIREWORKS INTER
                                                                                  NATIONAL               NO                0.89
                                                                                  FREMANTLE INTER
                                                                                  NATIONAL DISTRI
                                                                                  BUTION, LTD.           NO                0.74
                                                                                  HALLMARK ENTER
                                                                                  TAINMENT DISTRI
                                                                                  BUTION, CO.            NO                0.32
                                                                                  HASBRO, INC.           NO                0.16
                                                                                  HEARTS
                                                                                  ENTERTAINMENT,
                                                                                  INC.                   NO                0.35
                                                                                  HIGHPOINT
                                                                                  PRODUCTIONS INC.       NO                0.44
                                                                                  INDEPENDENT
                                                                                  INTERNATIONAL
                                                                                  T.V. INC.              NO                3.17
                                                                                  LUCASFILM, LTD.        NO                0.73
                                                                                  MAYFAIR ENTER
                                                                                  TAINMENT INC.          NO                0.19
                                                                                  MGM/UA TELECOM
                                                                                  MUNICATIONS, INC.      NO                1.79
                                                                                  MORGAN CREEK
                                                                                  INTERNATIONAL          NO                0.86
                                                                                  MOVIEMEX INTER
                                                                                  NATIONAL, INC.         NO                0.13
                                                                                  MTV NETWORKS A
                                                                                  DIVISION OF VIACOM
                                                                                  INT.                   NO                1.09
                                                                                  MULTIMEDIA GROUP
                                                                                  OF CANADA              NO                0.25
                                                                                  NBC INTERNATIONAL      NO                0.99
                                                                                  NELVANA INTERNA
                                                                                  TIONAL, LIMITED        NO                0.53
                                                                                  NEW LATIN IMAGE
                                                                                  CORPORATION            NO                0.51
                                                                                  NGTV INTERNATIO
                                                                                  NAL, LTD.              NO                0.23
                                                                                  UN IMAGE INCOR
                                                                                  PORATED                NO                0.21
                                                                                  PARAMOUNT
                                                                                  PICTURES , CORP.       NO                7.87
                                                                                  RCN TELEVISION,
                                                                                  S.A.                   NO                0.94
                                                                                  RYSHER ENTER
                                                                                  TAINMENT, INC.         NO                0.69
                                                                                  SABAN INTERNA
                                                                                  TIONAL, N.V.           NO                0.14
                                                                                  SALSA
                                                                                  DISTRIBUTION           NO                0.45
                                                                                  SALSA
                                                                                  ENTERTAINMENT          NO                0.55
                                                                                  SESAME WORKSHOP        NO                0.28
                                                                                  SONY CORPORA
                                                                                  TION OF AMERICA        NO               11.36
                                                                                  SPI INTERNATIO
                                                                                  NAL, INC.              NO                0.44
                                                                                  STUDIOCANAL IMAGE      NO                0.13
                                                                                  SUNBOW ENTER
                                                                                  TAINMENT               NO                0.30
                                                                                  TELEVISION FILM
                                                                                  DISTRIBUTION           NO                0.70
                                                                                  TELEVIX ENTERTAIN
                                                                                  MENT                   NO                0.14
                                                                                  TEPUY INTER
                                                                                  NATIONAL, INC.         NO                2.24
                                                                                  TF1 INTERNATIONAL      NO                0.11
                                                                                  THE FREMANTLE
                                                                                  CORPORATION            NO                0.23
                                                                                  TOEI ANIMATION
                                                                                  CO., LTD               NO                0.81
                                                                                  TOP ENTERTAINMENT
                                                                                  PRODUCTS, INC.         NO                0.34
                                                                                  TURNER INTER
                                                                                  NATIONAL,INC.          NO                0.25
                                                                                  TWENTIETH CEN
                                                                                  TURY FOX, INC.         NO                4.73
                                                                                  UNIVERSAL STUDIOS
                                                                                  INTERNATIONAL, B.V.    NO                9.23
                                                                                  VENEVISION INTER
                                                                                  NATIONAL, LTD.         NO                1.27
                                                                                  VENTURA FILM
                                                                                  DISTRIBUTORS BV        NO                0.97
                                                                                  WARNER BROS.
                                                                                  INTERNATIONAL
                                                                                  TELEVISION             NO               12.19
                                                                                  WHILAND COMPANY        NO                1.41
                                                                                  WORLD EVENTS
                                                                                  LLC.                   NO                0.06
                                                                                  WORDLDIVISION
                                                                                  ENTERPRISES, INC.      NO                1.93
                                                                                  XYSTUS, LLC.           NO                0.44
                                                                                  ZACH MOTION
                                                                                  PICTURES,INC.          NO                0.42
                                                                                  AMERICA PRO
                                                                                  DUCCIONES, S.A.        NO                0.22
                                                                                  GLOBAL PROGRA
                                                                                  MING NETWORK           NO                0.11
                                                                                  OTHERS                                   1.56
COAXIAL CABLE RG             NACIONAL DE
                             CONDUCTORES,
                             S.A. DE C.V.                                                                                 40.00
PLASTIC STAPLE               TV CABLE DE
                             COLOTLAN, S.A. C.V.                                                                           0.33
SINGLE  TELEGRIP             CORPODISENO DE
                             HERRAJES, S.A.                                                                                0.73
IDENTIFICATION PLAQUE        RIBANDI, S.A. DE C.V.                                                                         0.54
                                                        HILTI  BOLT               HILTI  MEXICANA,
                                                                                  S.A. DE C.V.           NO                0.31
                                                        SWITCH                    CABLENETWORK
                                                                                  MEXICO                 NO                0.16
                                                        SWITCH                    DISTRIBUIDORA Y
                                                                                  COMERCIALIZADORA       YES               5.53
                                                        TWO OUTLET DEVICE AC 200  TVC CORPORATION        YES               0.59
COUCHE PAPER                 DISTRIBUIDORA DE
                             PAPEL                                                                                         0.55
                             PRODUCTORA NAL.
                             DE PAPEL                                                                                      0.42
                                                        COUCHE PAPER              BOWATER INCOR
                                                                                  PORATED                YES               1.29
                                                                                  WEB SOURCE             YES               3.98
                                                                                  FINNIPAP               YES              16.91
                                                                                  TEMBEC, INC.           YES               5.71
                                                                                  BULKLEY DUNTON         YES              21.89
                                                                                  FOREST QUEST INC       YES               0.53
                                                                                  MYLLLIKOSKI
                                                                                  PAPEL                  YES              24.00
                                                                                  M REAL                 YES               3.00
                                                                                  NORKE CANADA           YES               0.13
                                                                                  UPM KYMMENE SEAS       YES               1.27
                                                                                  STORAENSO INTE         YES               0.27
PAPER AND IMPRESSION         PRODUCTORA CO
                             MERCIALIZADORA Y
                             EDITORES DE LI
                             BROS , S.A. DE C.V.                                                                           7.27
                             OFFSET
                             MULTICOLOR                                                                                   14.20
                             GRAFICAS LA
                             PRENSA, SA DE CV                                                                              0.12
                                                        PAPER AND                 EDITORIAL ANTAR
                                                        IMPRESSION                TICA QUEBEC, S.A.      YES               2.83
                                                                                  GRUPO OP GRAFICAS
                                                                                  S.A.                   YES               0.27
                                                                                  PRINTER COLOMBIA
                                                                                  NA, S.A.               YES               1.18
                                                                                  GRUPO EDITORIAL
                                                                                  MOLINA, S.A.           YES               0.02
                                                                                  ST. IVES, INC.         YES               7.74
                                                                                  BEST LITHO             YES               0.46
                                                                                  EDITORES, S.A.         YES               0.14
                                                                                  RR DONELLY             YES               5.59
                                                                                  GUAD GRAPHICS          YES               1.85


                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11
                               DOMESTIC SALES

                                                                   CONSOLIDATED
                                                                 FINAL PRINTING

                                         TOTAL PRODUCTION           NET SALES           MARKET
                                       --------------------   ---------------------     SHARE
         MAIN PRODUCTS                  VOLUME      AMOUNT     VOLUME     AMOUNT         (%)
-----------------------------------------------------------------------------------------------

TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                               76
ADVERTISED TIME SOLD (HALF HOURS)                                  4    9,672,243













OTHER INCOME                                                 330,818
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                              340,257
ADVERTISED TIME SOLD                                          45,660
PUBLISHING:
MAGAZINE CIRCULATION                 94,574    710,644        42,164      475,322









PUBLISHING                                                                340,141
PUBLISHING DISTRIBUTION:                                      14,171      378,922
------------------------





CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                              676,745
SERVICE INSTALLATION                                                        6,947
PAY PER VIEW                                                                1,277
CHANNEL COMMERCIALIZATION                                                  15,351
OTHER                                                                      16,903








RADIO:
ADVERTISED TIME SOLD                                                      140,881

                                                                             .







OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                           338,537





SPECIAL EVENTS AND SHOW PROMOTION                                         325,121


NATIONWIDE PAGING SERVICE                                                 183,422











INTERNET SERVICES                                                          48,573



DUBBING SERVICES                                                            3,698


===============================================================================================
TOTAL                                          710,644                 13,340,818
===========================================================================================----



                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11
                               DOMESTIC SALES

                                                                                                                        CONSOLIDATED
                                                                                                                      FINAL PRINTING
                                                                                        MAIN
                                                ------------------------------------------------------------------------------------
                                                            TRADEMARKS                                CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                                  PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.
                                                                                   THE COCA-COLA EXPORT COMPANY.
                                                                                   UNILEVER DE MEXICO, S.A. DE C.V.
                                                                                   SABRITAS, S. DE R.L. DE C.V.
                                                                                   GRUPO BIMBO, S.A. DE C.V.
                                                                                   PEPSI COLA MEXICANA, S.A DE C.V.
                                                                                   CERVECERIA MODELO, S.A. DE C.V.
                                                                                   TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                   DANONE DE MEXICO, S.A. DE C.V.
                                                                                   NESTLE MEXICO, S.A. DE C.V.
                                                                                   KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                   CENTRAL IMPULSORA , S.A. DE C.V.
                                                                                   COSBEL, S.A. DE C.V.
OTHER INCOME                                                                       FRUGOSA, S.A. DE C.V.
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:
-----------
MAGAZINE CIRCULATION                            TV Y NOVELAS MAGAZINE,             GENERAL PUBLIC (AUDIENCE)
                                                TELEGUIA MAGAZINE,                 DEALERS
                                                VANIDADES MAGAZINE                 COMMERCIAL CENTERS (MALLS)
                                                COSMOPOLITAN MAGAZINE
                                                BIOGRAPHICAL BOOKS
                                                SOCCERMANIA MAGAZINE
                                                MEN'S HEALTH MAGAZINE
                                                CARAS MAGAZINE
                                                MUY INTERESANTE MAGAZINE
PUBLISHING                                                                         VARIOUS
PUBLISHING DISTRIBUTION:                        MAGAZINE:
------------------------                        "SELECCIONES"  "BIBLIOTECA
                                                TOLKIEN" "PRINCESAS DE
                                                PORCELANA" "GRANDES
                                                OBRAS DE LITERATURA"
                                                "REVISTA DEL CONSUMIDOR"

CABLE TELEVISION:
-----------------
ANALOGIC AND DIGITAL SERVICE                                                       GENERAL PUBLIC

SERVICE INSTALLATION                                                               OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                                       CERVECERIA MODELO, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                                          GRUPO WARNER LAMBERT MEXICO, S. DE R.L DE C.V.
OTHER                                                                              DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
                                                                                   FORD MOTOR COMPANY, S.A. DE C.V.
                                                                                   THE COCA COLA EXPORT COMPANY.
                                                                                   KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                   BANCO NACIONAL DE MEXICO, S.A.
                                                                                   ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                   BAYER DE MEXICO, S.A. DE C.V.
                                                                                   BURGER KING MEXICANA, S.A. DE C.V.
                                                                                   EL PALACIO DE HIERRO, S.A. DE C.V.

RADIO:
------
ADVERTISED TIME SOLD                                                               CERVECERIA MODELO, S.A. DE C.V.
                                                                                   ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                   VENTAS Y SERVICIOS AL CONSUMIDOR, S.A. DE C.V
                                                                                   PUBLICIDAD EN MASA, S.A. DE C.V.
                                                                                   GIGANTE, S.A. DE C.V.
                                                                                   PARTIDOS POLITICOS
                                                                                   COMERCIAL MEXICANA
                                                                                   EMBOTELLADORA MEXICANA, S.A. DE C.V.
                                                                                   RR PRODUCCIONES, S.A. DE C.V.
                                                                                   BURGER KING MEXICANA, S.A. DE C.V.

OTHER BUSINESSES:
-----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                    VIDEOVISA, S.A. DE C.V.
                                                                                   CINEMEX, S.A. DE C.V.
                                                                                   CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                   ORGANIZACION RAMIREZ, S.A. DE C.V.
                                                                                   COMPANIA OPERADORA DE TEATROS, S.A. DE C.V.
                                                                                   GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION               AMERICA                            GENERAL PUBLIC (AUDIENCE)
                                                NECAXA                             FEDERACION MEXICANA DE FUTBOL, A.C.
                                                REAL SAN LUIS
NATIONWIDE PAGING SERVICE                       SKYTEL                             FERROCARRILES NACIONALES DE MEXICO, S.A.
                                                                                   BANCO NACIONAL DE MEXICO, S.A.
                                                                                   HEWLETT PACKARD DE MEXICO, S.A. DE C.V.
                                                                                   COMISION FEDERAL DE ELECTRICIDAD
                                                                                   EDS DE MEXICO, S.A. DE C.V.
                                                                                   INTEGER, S.A. DE C.V.
                                                                                   FERROSUR, S.A. DE C.V.
                                                                                   SECRETARIA DE GOBERNACION
                                                                                   SCHERING PLOUGH, S.A. DE C.V..
                                                                                   BBVA BANCOMER, S.A.
                                                                                   UNILEVER, S.A. DE C.V.
                                                                                   I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                               ESMAS.COM                          MEDIA CONTACTS, S.A. DE C.V.
                                                                                   NIKE DE MEXICO, S.A. DE C.V.
                                                                                   MOTOROLA DE MEXICO, S.A. DE C.V.
                                                                                   TELEFONOS DE MEXICO, S.A. DE C.V.
DUBBING SERVICES                                                                   DISTRIBUIDORA ROMARI, S.A. DE C.V.

====================================================================================================================================
TOTAL
====================================================================================================================================


                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11A
                               FOREIGN SALES



                                         TOTAL PRODUCTION           NET SALES
                                       --------------------   ---------------------
         MAIN PRODUCTS                  VOLUME      AMOUNT     VOLUME       AMOUNT
-----------------------------------------------------------------------------------

TELEVISION BROADCASTING:
------------------------
ADVERTISING TIME SOLD                                                      313,353





OTHER INCOME                                                                59,220
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS                                                            74,801



PROGRAM LICENSING:
------------------
PROGRAMMING AND ROYALTIES                                                1,234,152









PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                   17,493       266,152




PUBLISHING                                                                   148,170
PUBLISHING DISTRIBUTION:                                       8,822         808,214
------------------------




OTHER BUSINESSES:
-----------------
DUBBING SERVICES                                                              27,386







====================================================================================
TOTAL                                                                      2,931,448
====================================================================================




                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11A
                               FOREIGN SALES

                                                                                                                        CONSOLIDATED
                                                                                                                      FINAL PRINTING

                                                                                              MAIN
                                                            ------------------------------------------------------------------------
         MAIN PRODUCTS                   DESTINATION                TRADEMARKS                           CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
TELEVISION BROADCASTING:
------------------------
ADVERTISING TIME SOLD             UNITED STATES OF AMERICA                            CPIF VENTURE, INC.
                                                                                      VISA INTERNATIONAL SERVICE ASSOCIATION
                                                                                      NISSIN FOOD PRODUCTS, CO LTD.
                                                                                      MASTER CARD INTERNATIONAL GLOBAL MARKETING
                                                                                      CHEIL COMMUNICATIONS,INC.
                                                                                      REYNOLDS CONSUMER PRODUCTS
OTHER INCOME                      UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS                  SPAIN
                                  ARGENTINA
                                  CHILE
                                  GUATEMALA
PROGRAM LICENSING:                COLOMBIA
------------------
PROGRAMMING AND ROYALTIES         UNITED STATES OF AMERICA  TELEVISA                  MCCANN ERICKSON
                                  CENTRAL AMERICA           TELEVISA                  MINDSHARE
                                  CARIBBEAN                 TELEVISA                  BBDO WORLDWIDE
                                  EUROPE                    TELEVISA                  SPOTPLUS
                                  SOUTH AMERICA             TELEVISA                  CARAT, INC.
                                  AFRICA                    TELEVISA                  OPTIMUM MEDIA, INC.
                                  ASIA                      TELEVISA                  GREY ADVERTISING, INC.
                                                                                      INITIATIVE MEDIA, INC.
                                                                                      GSD&M
                                                                                      DAILEY & ASSOCIATES

PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                       GUATEMALA AND COSTA RICA  T.V.Y NOVELAS MAGAZINE    GENERAL PUBLIC (AUDIENCE)
                                  UNITED STATES OF AMERICA  BIOGRAPHICAL BOOKS        DEALERS
                                  PANAMA                    VANIDADES MAGAZINE
                                  SOUTH AMERICA             COSMOPOLITAN MAGAZINE
                                  CENTRAL AMERICA           TU MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION:          PANAMA                    SEMANA MAGAZINE           GENERAL PUBLIC (AUDIENCE)
------------------------          SOUTH AMERICA             SELECCIONES MAGAZINE
                                                            CROMOS MAGAZINE
                                                            CAMBIO 16 MAGAZINE
                                                            SOHO MAGAZINE
OTHER BUSINESSES:
-----------------
DUBBING SERVICES                  UNITED STATES OF AMERICA                            VIDEX INTERNATIONAL, S.A
                                                                                      COLUMBIA TRISTAR INTERNATIONAL TELEVISION
                                                                                      C.B.S. BROADCAST INTERNATIONAL
                                                                                      TWENTIETH CENTURY FOX INTERNATIONAL TELEVISION
                                                                                      TELEVIX ENTERTAINMENT

====================================================================================================================================
TOTAL
====================================================================================================================================





             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                      ANNEX 13
                                                                                    CONSOLIDATED
                                                                                  FINAL PRINTING
------------------------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2003,
INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

              DESCRIPTION                 AUTHORIZED AMOUNT      EXERCISED AMOUNT     PROGRESS %
              -----------                 -----------------      ----------------     ----------

U.S. DOLLAR DENOMINATED PROJECTS:
--------------------------------

NEWS CENTER                               U.S. $       16.2      U.S. $      14.0          86%

DIGITALIZATION OF THE CABLE
   TELEVISION NETWORK                                  15.0                     -            -

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                       13.4                   5.5          41%

CAPITAL CONTRIBUTIONS TO
   "TUTV", A JOINT VENTURE
   WITH UNIVISION IN THE
   UNITED STATES                                        5.0                   2.5          50%



MEXICAN PESOS DENOMINATED PROJECTS:

INSTALLATION AND CONSTRUCTION
  OF T.V. STUDIOS                          PS.         88.5      PS.         81.4          92%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                        17.1                   7.0          41%

ACQUISITION OF COMPUTER
  EQUIPMENT                                            17.5                   5.6          32%






    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                  ANNEX 14
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)


MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

EFFECTIVE MARCH 1, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2002, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2003, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2002 WAS
1.0404. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2002, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR 2002 WOULD HAVE BEEN 1.0495.


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO TELEVISA, S.A.
                                        ------------------------------------
                                               (Registrant)


Dated:  October 24, 2003                By  /s/ Jorge Lutteroth Echegoyen
                                           ---------------------------------
                                        Name:   Jorge Lutteroth Echegoyen
                                        Title:  Controller, Vice-President